UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  9)*

CELLEGY PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class Of Securities)

15115l 10 3
(CUSIP Number)

Linda Crouch-McCreadie
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
100 Med Tech Parkway, Suite 200
Johnson City, Tennessee 37602
(423) 928 0181
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications)

February 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d l(e),13d l(f) or l3d-l(g), check the following box”☐

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	SJ Strategic Investments LLC 30-0060195
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	7,053,993
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	7,053,993
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,053,993
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		23.64%
14.	Type of Reporting Person (See Instructions)		OO

2

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	John M. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	7,053,993
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	7,053,993
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,053,993
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		23.64%
14.	Type of Reporting Person (See Instructions)		IN

3

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Joan P. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	7,053,993
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	7,053,993
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,053,993
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		23.64%
14.	Type of Reporting Person (See Instructions)		IN

4

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Susan Palmer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	7,053,993
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	7,053,993
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,053,993
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		23.64%
14.	Type of Reporting Person (See Instructions)		IN

5

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	James M. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	7,053,993
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	7,053,993
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,053,993
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		23.64%
14.	Type of Reporting Person (See Instructions)		IN

6

    This Amendment No. 9 to the Schedule 13D relating to shares of Common Stock, no par value (the "Common Stock") of Cellegy Pharmaceuticals, Inc. (the "Issuer"), is being filed by John M. Gregory, Joan P. Gregory, Susan Palmer, James M. Gregory and SJ Strategic Investments LLC, a Tennessee limited liability company (collectively, the "Reporting Persons"), to amend Items 4 and 6.

    Amendment No. 1 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by John M. and Joan P. Gregory on October 29, 2002 to report an increase in beneficial ownership of greater than 1% of the Common Stock of the Issuer and to otherwise amend Items 3 and 5 of the Schedule 13D.

    Amendment No. 2 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by John M. and Joan P. Gregory on November 13, 2002 to report an increase in beneficial ownership of greater than 1% of the Common Stock of the Issuer and to otherwise amend Items 3, 5 and 6 of the Schedule 13D.

     Amendment No. 3 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by John M. and Joan P. Gregory on December 23, 2002 to report an increase in beneficial ownership of greater than 1% of the Common Stock of the Issuer and to otherwise amend Items 3 and 5 of the Schedule 13D.

     Amendment No. 4 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by John M. and Joan P. Gregory on January 21, 2003 to report an increase in beneficial ownership of greater than 1% of the Common Stock of the Issuer and to otherwise amend Items 3 and 5 of the Schedule 13D.

     Amendment No. 5 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by the Reporting Persons to report a transfer of shares to SJ Strategic Investments LLC, a family-owned entity controlled by John M. Gregory, and to otherwise amend Items 2, 3, 4, 5 and 6 of the Schedule 13D.

      Amendment No. 6 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by the Reporting Persons to report purchases of shares by  SJ Strategic Investments LLC, a family-owned entity controlled by John M. Gregory, and to otherwise amend Items 2, 4 and 5 of the Schedule 13D.

      Amendment No. 7 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by the Reporting Persons to report purchases of shares by  SJ Strategic Investments LLC, a family-owned entity controlled by John M. Gregory, and to otherwise amend Items 3, 4, 5 and 6 of the Schedule 13D.

    Amendment No. 8 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by the Reporting Persons to report purchases of shares by  SJ Strategic Investments LLC, a family-owned entity controlled by John M. Gregory, and to otherwise amend Items 3, 5 and 6 of the Schedule 13D.

Item 1.   Security and Issuer

The title and class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), and warrants to purchase shares of Common Stock (the"Warrants") of Cellegy Pharmaceuticals, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2085B Quaker Point Road, Quakertown, PA  18951.

Item 2.   Identity and Background

(a)   Name: This report is being filed by SJ Strategic Investments LLC, John M. Gregory, Joan P. Gregory, husband and wife, Susan Palmer and James M. Gregory (collectively, the "Reporting Persons"). SJ Strategic Investments LLC ("SJSI") is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Palmer and James M. Gregory. Susan Palmer and James M. Gregory are the children of John M. Gregory and Joan P. Gregory.

(b)   Residence or business address: The address for SJSI and its members is:

SJ Strategic Investments LLC
340 Martin Luther King, Jr. Blvd., Suite 200
Bristol, TN 37620

(c)   Present Principal Occupation or Employment: John M. Gregory is the managing member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Palmer is the Chief Investment Officer for SJSI.  James M. Gregory is a full time student.

(d)    Criminal Conviction: None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Court or Administrative Proceedings: None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship: All individuals are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration:

    All securities acquired by the Reporting Persons were purchased with the personal funds of John M. Gregory and Joan P. Gregory except for the shares purchased on or after January 27, 2004, which were purchased with the working capital of SJSI.  The aggregate purchase price of the Common Stock was approximately $19.5 million including $5.5 million paid to the Issuer for shares of Common Stock purchased by John M. Gregory and Joan P. Gregory pursuant to that certain Common Stock Purchase Agreement by and between the Issuer and John M. Gregory, dated November 6, 2002 (the "Stock Purchase Agreement").  All securities were subsequently transferred to SJSI, a family-owned entity controlled by Mr. Gregory.  Subsequent to the transfer, any further purchases were made by SJSI out of its working capital.

Item 4.      Purpose of Transaction

    On February 12, 2008, SJSI entered into a Voting Agreement ("Voting Agreement") with Adamis Pharmaceuticals Corporation, a Delaware corporation ("Adamis").  Adamis and the Issuer have entered into an Agreement and Plan of Reorganization which provides for the merger of a newly-created and wholly-owned subsidiary of the Issuer with and into Adamis, with Adamis as the surviving corporation.  Pursuant to the Voting Agreement, SJSI agrees to vote its shares in favor of the merger.  During the term of the Voting Agreement, the Reporting Persons may not effect any Transfer (as defined in the Voting Agreement) of the common stock.  Each of the Reporting Persons has acquired the shares of Common Stock for investment purposes and except as limited by the Voting Agreement, may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors including availability of shares for purchase and compliance with the Issuer's insider trading policies and other rules and regulations pertaining to the purchase and sale of securities by affiliates of the Issuer. The Reporting Persons intend to review on a continuing basis their investment in the Common Stock, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

7

None of the Reporting Persons has any plan or proposal which relates to or which would result in:

(a)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer;

(b)       The sale or transfer of a material amount of assets of the Issuer;

(c)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)       Any material change in the present capitalization or dividend policy of the issuer;

(e)       Any other material change in the Issuer's business or corporate structure;

(g)       Changes in the issuer's Articles of Incoporation, Bylaws or other actions which may impede the acquisition or control of the Issuer by any person;

(h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a    registered national securities association;

(i)        A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)        Any action similar to any of those enumerated above.

8

Item 5. Interest in Securities of the Issuer.

(a)
The calculations in this Item are based on 29,834,796 shares of Common Stock issued and outstanding as of October 18, 2007 (based on disclosures made by the Issuer in its quarterly report on Form 10-Q filed on October 19, 2007. As of the date hereof, the Reporting Persons beneficially owned 7,053,993 shares or 23.64 percent of the outstanding shares of the outstanding Common Stock. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.  The Reporting Persons also own 290,000 Warrants of the Issuer.

(b)
Except as limited by the Voting Agreement, SJSI has the sole power to vote or direct the vote of  7,053,993 shares and the sole power to dispose or direct the disposition of 7,053,993 shares. Because John M. Gregory controls all of the voting interests of SJSI with respect to the securities, he may be deemed to have the sole power to vote and direct the vote of the 7,053,993 shares and the sole power to dispose and direct the disposition of 7,053,993 shares except as limited by the Voting Agreement. Neither Joan P. Gregory, Susan Palmer nor James M. Gregory presently have the power to dispose, direct the disposition, vote or direct the vote of shares of Common Stock held by SJSI. However, they may be deemed to indirectly beneficially own shares of Common Stock of the Issuer held by SJSI due to their financial interests in SJSI.

(c)	During the 60 day period ended as of the date hereof, the Reporting Persons have engaged in the following transaction, with the purchase having been made for cash.

          None

(d)
The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

9

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Except with respect to the Voting Agreement described in Item 4 above, the Reporting Persons do not have any contract, arrangement, understandings, or relationships with respect to securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 - Agreement and Plan of Reorganization between Cellegy Pharmaceuticals, Inc., a Delaware corporation, Cellegy Holdings, Inc., a Delaware corporation and Adamis Pharmaceuticals Corporation, a Delaware corporation, dated as of February 12, 2008.

Exhibit  2 -  Voting Agreement by and between SJ Strategic Investments LLC and Adamis Pharmaceuticals Corporation dated as of February 12, 2008.

10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008                                                                                             /s/ John M. Gregory
             John M. Gregory

               /s/ Joan P. Gregory
                                                     Joan P. Gregory

                                               /s/ Susan Palmer
              Susan Palmer

        /s/ James M. Gregory
              James M. Gregory

                                                             SJ Strategic Investments LLC

       By: /s/ John M. Gregory
         John M. Gregory
      Its: Managing Member

11

EXHIBIT INDEX

Exhibit	Description
1	Agreement and Plan of Reorganization
2	Voting Agreement

EXHIBIT 1

AGREEMENT AND PLAN OF REORGANIZATION

between

CELLEGY PHARMACEUTICALS, INC.,
a Delaware corporation,

CELLEGY HOLDINGS, INC.
a Delaware corporation

  and

ADAMIS PHARMACEUTICALS CORPORATION,
a Delaware corporation

__________________________

Dated as of February 12, 2008

TABLE OF CONTENTS

ARTICLE I THE MERGER     ...             2

1.1.  Merger of Merger Sub into Adamis    .....................................................................................................................................................................................................             2

1.2  Effect of the Merger    ...              2

1.3 Closing; Effective Time    ...             2

1.4 Certificate of Incorporation and Bylaws; Directors and Officers ..................................................................................................................................................................            2

1.5  Reverse Split of Cellegy Common Stock         ..................................................................................................................................................................................................            3

1.6 Shares to Be Issued; Effect on Capital Stock     ................................................................................................................................................................................................            4

1.7 Calculation of the Exchange Ratio     ...             5

1.8 Dissenting Shares            ...              5

1.9 No Further Transfer of Adamis Capital Stock         ............................................................................................................................................................................................           6

1.10 Exchange of Certificates        ...            6

1.11 Further Action                 ...     8

ARTICLE II REPRESENTATIONS AND WARRANTIES OF ADAMIS   .................................................................................................................................................................     8

        2.1 Organization and Good Standing       ...    8

2.2 Subsidiaries                 ...    8

2.3 Authority        ...    8

2.4 No Conflict        ...   9

2.5 Consents          ...   9

2.6 Governmental Authorizations ...   9

2.7 Capitalization        ...         10

2.8 Adamis Financial Statements ...         10

2.9 Absence of Certain Changes ...         10

2.10 Interested Party Transactions ...        10

2.11 Intellectual Property             ...        11

2.12 Taxes                        ...        11

2.13 Employee Benefit Plans       ...         12

2.14  Employee Matters            ...          13

2.15  Insurance                         ...          14

2.16  Compliance with Legal Requirements ...          14

2.17  Environmental Matters       ...          14

2.18  Legal Proceedings              ...          14

2.19  Contracts; No Defaults      ...          15

i

2.20  Labor Matters                         ...         15

2.21  Unlawful Payments               ...         15

2.22  Representations Complete   ...         15

2.23  Financial Advisor                   ...        15

ARTICLE III  REPRESENTATIONS AND WARRANTIES OF CELLEGY AND MERGER SUB ................................................................................................................................        16

3.1  Organization and Good Standing          ...        16

3.2  Subsidiaries ...         16

3.3  Authority       ...         17

3.4  No Conflict      ...          17

3.5  Consents         ...          18

3.6  Governmental Authorizations ...          18

3.7  Capitalization; Integration         ...          18

3.8  SEC Reports; Financial Statements; Listing and Maintenance Requirements    ..............................................................................................................................................         19

3.9  Absence of Changes             ...         20

3.10  Intellectual Property             ...        21

3.11  Taxes                  ...        21

3.12  Employee Benefit Plans            ...        23

3.13  Employee Matters          ...       24

3.14  Insurance            ...       25

3.15  Compliance with Legal Requirements        ...       25

3.16  Environmental Matters        ...       25

3.17  Legal Proceedings          ...      25

3.18  Contracts; No Defaults              ...      26

3.19  Labor Matters       ...      26

3.20  Regulatory Compliance              ...      26

3.21  Representations Complete          ...      28

3.22 Interested Party Transactions    ...      28

3.23  Unlawful Payments             ...      28

3.24 Financial Advisor          ...      28

3.25 Certificate of Incorporation and Bylaws; Records       ..............................................................................................................................................................................................      28

3.26 Title to Assets; No Real Property          ...      29

ARTICLE IV  CONDUCT PRIOR TO THE EFFECTIVE           ..................................................................................................................................................................................................      29

4.1 Access and Investigation                ...      29

4.2  Operation of Cellegy’s Business   ...      30

4.3  Operation of Adamis’ Business     ...      30

4.4  Disclosure Schedule Updates          ...        31

4.5  No Solicitation                ...        31

ARTICLE V  ADDITIONAL AGREEMENTS ...         33

5.1  Proxy Statement; Registration Statement         ...         33

5.2  Adamis Stockholder Approval    ...         35

5.3  Cellegy Stockholder Meeting; Change in the Cellegy Board Recommendation; Adoption of Agreement by Cellegy as Sole Stockholder of Merger Sub .................         35

5.4  Regulatory Approvals                 ...          37

5.5  Indemnification of Officers and Directors       ...         37

5.6  Additional Agreements                ...         38

5.7  Disclosure                         ...         38

5.8  Directors; Officers          ...         39

5.9  Tax Matters           ...          39

5.10  Cellegy Amendment ...          39

5.11 Adamis Auditors           ...         39

5.12 Cellegy's Auditors         ...         40

5.13  Legends            ...         40

5.14 Confidentiality          ...         40

5.15 FIRPTA Compliance             ...         40

5.16 Rule 16b-3                 ...          40

5.17  Equity Financing           ...          40

5.18  Termination of Retention Plan          ...          41

ARTICLE VI  CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY .......................................................................................................................................................           41

   6.1  Stockholder Approval          ...          41

6.2  No Restraints            ...          41

6.3  Governmental Authorization ...          41

6.4  No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business .......................................................................................................          41

6.5  Registration Statement                ...          41

ARTICLE VII  ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF Cellegy AND MERGER SUB ..................................................................................................           42

7.1  Accuracy of Representations         ...          42

7.2  Performance of Covenants          ...          42

7.3  No Fundamental Impairment       ...          42

7.4  Agreements and Other Documents  ...          42

ARTICLE VIII  ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF ADAMIS  .................................................................................................................................             43

8.1  Accuracy of Representations         ...             43

8.2  Performance of Covenants              ...             43

8.3  No Fundamental Impairment           ...             43

8.4  Documents                           ...             43

8.5  Sarbanes-Oxley Certifications          ...             43

8.6  Board of Directors                ...            44

8.7  Officers                          ...             44

8.8  Certificate of Amendment       ...             44

8.9  SEC Reports                 ...             44

ARTICLE IX  TERMINATION    ...             44

9.1  Termination           ...             44

9.2  Effect of Termination     ...             45

9.3  Expenses; Termination Fees    ...            46

ARTICLE X  MISCELLANEOUS PROVISIONS ...            46

10.1  Non-Survival of Representations and Warranties.............................................................................................................................................................................................            46

10.2  Amendment             ...            46

10.3  Waiver     ...            47

10.4  Entire Agreement; Counterparts; Exchanges by Facsimile   ............................................................................................................................................................................            47

10.5  Applicable Law; Jurisdiction       ...            47

10.6  Waiver of Jury Trial       ...            47

10.7  Notices              ...             48

10.8  Cooperation         ...              49

10.9  Severability          ...              49

10.10  Other Remedies; Specific Performance    ...              49

10.11  Construction        ...              49

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of February 12, 2008, by and among Cellegy Pharmaceuticals, Inc., a Delaware corporation (“Cellegy”), Cellegy Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Cellegy (“Merger Sub”), and Adamis Pharmaceuticals Corporation, a Delaware corporation (“Adamis”).  Certain capitalized terms used in this Agreement are defined in Exhibit A attached hereto.

RECITALS

A.            The Board of Directors of Cellegy and Adamis have each determined that it is in the best interests of their respective stockholders for Adamis and Cellegy to enter into a business combination transaction pursuant to which Merger Sub will merge with and into Adamis (the “Merger”), with Adamis continuing after the Merger as the surviving corporation and wholly owned subsidiary of Cellegy.

B.            Pursuant to the Merger, each outstanding share of common stock, $0.0001 par value per share, of Adamis (“Adamis Common Stock”) will, in accordance with the provisions of this Agreement, be converted into the number of shares of Cellegy’s common stock, $0.0001 par value per share (“Cellegy Common Stock”) equal to the Exchange Ratio.

C.            In connection with, and immediately before the consummation of, the Merger, a reverse stock split of Cellegy Common Stock shall be consummated, pursuant to which each outstanding share of Cellegy Common Stock shall be converted into the number of shares of Cellegy Common Stock determined as provided in Section 1.5 below.

D.            The Board of Directors of Cellegy (i) has approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) has determined that the Merger is in the best interests of Cellegy and its stockholders and has determined to recommend the approval of this Agreement and the Merger to the stockholders of Cellegy, and (iii) has determined to recommend that Cellegy, in its capacity as the sole stockholder of Merger Sub, vote to adopt this Agreement and approve the Merger and such other actions as are contemplated by this Agreement.

E.            The Board of Directors of Adamis (i) has approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) has determined that the Merger is in the best interests of Adamis and its stockholders and has determined to recommend the approval of this Agreement and the Merger to the stockholders of Adamis.

F.            The parties hereto intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986.

G.            As an inducement to Adamis to enter into this Agreement, concurrently herewith certain stockholders of Cellegy have entered into an agreement with Adamis, in the form attached hereto (a “Voting Agreement”), pursuant to which each such person has agreed, among other things, to vote the shares of capital stock of Cellegy owned by such person to approve this Agreement and the transactions contemplated hereby.

H.            Before the execution and delivery of this Agreement, Cellegy and Adamis have entered into a Convertible Promissory Note dated as of the date of this Agreement (the “Adamis Note”), reflecting a loan by Cellegy to Adamis of $500,000.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I
    THE MERGER

    1.1 Merger of Merger Sub into Adamis.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time Merger Sub shall be merged with and into Adamis, and the separate existence of Merger Sub shall cease.  Adamis will continue as the surviving corporation following the Merger (the “Surviving Corporation”).

1.2 Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.  As a result of the Merger, Adamis will become a wholly-owned subsidiary of Cellegy.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Adamis and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Adamis and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.3 Closing; Effective Time.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Cooley Godward Kronish llp in San Diego, California, at 10:00 a.m., on a date to be agreed by Cellegy and Adamis (the “Closing Date”), which shall be no later than the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Articles VI, VII and VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other time, date and place as Cellegy and Adamis may mutually agree in writing.  At the Closing, subject to the terms and conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Cellegy and Adamis.  The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers.  At the Effective Time:

(a) Adamis Certificate of Incorporation.  The Adamis Charter, as in effect immediately before the Effective Time, shall be amended in the Merger to read in its entirety as set forth on Exhibit B hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) Adamis Bylaws.  The Adamis Bylaws, as in effect immediately before the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter amended as provided by the DGCL and such Bylaws;

(c) Adamis Directors.  The directors of Adamis immediately before the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation; and

(d) Adamis Officers.  The officers of Adamis immediately before the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

1.5 Reverse Split of Cellegy Common Stock.

(a) Cellegy Restated Certificate.  Immediately before the Effective Time, and subject to receipt of the requisite stockholder approval at the Cellegy Stockholder Meeting, Cellegy shall cause to be filed an Amended and Restated Certificate of Incorporation (the “Cellegy Restated Certificate”), whereby without any further action on the part of Cellegy, Adamis or any stockholder of Cellegy:

(i) the number of shares of Cellegy Common Stock issued and outstanding immediately before the filing of the Cellegy Restated Certificate equal to the Reverse Stock Split Ratio shall be converted and combined into and become one share of  Cellegy Common Stock (the “Reverse Stock Split”);

(ii) any shares of Cellegy Common Stock held as treasury stock or held or owned by Cellegy immediately before the filing of the Cellegy Restated Certificate shall each be reclassified and combined into and become an identical fractional number of shares of Cellegy Common Stock as determined by the Board of Directors of Cellegy in connection with Section 1.5(a)(i) above; and

(iii) the total number of authorized shares of Cellegy Common Stock and Cellegy Preferred Stock shall be 175,000,000 and 10,000,000 shares, respectively.

(b) No Fractional Shares.  No fractional shares of Cellegy Common Stock shall be issued in connection with the Reverse Stock Split, and no certificates or scrip representing such fractional shares shall be issued.  Cellegy will round down to the nearest whole share any fraction of a share that any Cellegy stockholder would otherwise receive (after aggregating all fractional shares issuable to such holder), and any holder of Cellegy Common Stock who would otherwise be entitled to receive a fraction of a share of Cellegy Common Stock (after aggregating all fractional shares of Cellegy Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s certificate representing such fractional shares of Cellegy Common Stock, instead receive from Cellegy an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the applicable price per share which shall be equal to the average closing price of Cellegy Common Stock (as reported on the OTC Bulletin Board or, if the Cellegy Common Stock is not traded on the OTC Bulletin Board, then the Pink Sheets, and, if not traded on the Pink Sheets, then as determined in good faith by Cellegy’s Board of Directors) on the five trading days immediately prior to the effective date of the Reverse Stock Split (giving effect to the Reverse Stock Split).

(c) Reverse Stock Split and the Exchange Ratio.  The Exchange Ratio set forth herein assumes the effectiveness of the Reverse Stock Split set forth above.

1.6 Shares to be Issued; Effect on Capital Stock.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Cellegy, Merger Sub, Adamis or any stockholder of Adamis, the following shall occur:

(a) Conversion of Adamis Common Stock.  Subject to the terms of Section 1.10(h), each share of Adamis Common Stock issued and outstanding immediately before the Effective Time (other than any shares of Adamis Common Stock to be canceled pursuant to Section 1.6(b), if any, and excluding any Dissenting Shares (to the extent provided in Section 1.8)) will be converted automatically into the right to receive: (i) that number of shares of Cellegy Common Stock equal to the Exchange Ratio, and (ii) any cash, without interest, to be paid in lieu of any fractional share of Adamis Common Stock in accordance with Section 1.6(f).

(b) Cancellation of Treasury and Cellegy-Owned Shares.  Any shares of Adamis Capital Stock held as treasury stock or held or owned by Adamis, Cellegy or any direct or indirect wholly-owned Subsidiary of Adamis or of Cellegy immediately before the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Adamis Restricted Stock.  If any shares of Adamis Common Stock issued and outstanding immediately before the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture or under any applicable restricted stock purchase agreement, stock restriction agreement, cancellation agreement or other agreement with Adamis (such shares, the “Adamis Restricted Stock”), then the shares of Cellegy Common Stock issued in exchange for such shares of Adamis Restricted Stock pursuant to Section 1.6(a) will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such shares of Cellegy Common Stock shall accordingly be marked with appropriate legends to reflect such repurchase option or risk of forfeiture.  Adamis and Cellegy shall take all action that may be necessary to ensure that, from and after the Effective Time, Cellegy is entitled to exercise any such repurchase option or right of cancellation or other right set forth in any such restricted stock purchase agreement or other agreement.

(d) Capital Stock of Merger Sub.  Each share of common stock of Merger Sub issued and outstanding immediately before the Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.  Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(e) Adjustments to Exchange Ratio.  If, between the date of this Agreement and the Effective Time, any outstanding shares of Adamis Common Stock, Adamis Preferred Stock or Cellegy Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares (other than the Reverse Stock Split), the Exchange Ratio shall be correspondingly adjusted to provide the holders of Adamis Capital Stock and Adamis Options the same economic effect as contemplated by this Agreement before such event and any such adjustment to the Exchange Ratio shall be approved by Adamis.

(f) No Fractional Shares.  No fractional shares of Cellegy Common Stock shall be issued in connection with the Merger, and no certificates or scrip representing such fractional shares shall be issued.  The holder of shares of Adamis Common Stock who would otherwise be entitled to receive a fraction of a share of Cellegy Common Stock (after aggregating all fractional shares of Cellegy Common Stock to be received by such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s certificate representing shares of Adamis Capital Stock (the “Adamis Stock Certificate”), instead receive from Cellegy an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the applicable price per share which shall be equal to the average closing price of Cellegy Common Stock (as reported on the OTC Bulletin Board or, if the Cellegy Common Stock is not traded on the OTC Bulletin Board, then the Pink Sheets, and, if not traded on the Pink Sheets, then as determined in good faith by Cellegy’s Board of Directors) on the five trading days immediately prior to the Effective Date (after giving effect to the Reverse Stock Split).

1.7 Calculation of the Exchange Ratio.  For purposes of this Agreement, the “Exchange Ratio” shall be one (1) share of Cellegy Common Stock (assuming the effectiveness of the Reverse Stock Split) in exchange for one (1) share of Adamis Common Stock outstanding immediately before the Effective Time.

1.8 Dissenting Shares.  Notwithstanding any other provision of this Agreement to the contrary, any shares of Adamis Capital Stock that have not been voted in favor of adoption of this Agreement, and with respect to which a demand for payment and appraisal have been properly made in accordance with (a) Section 262 of the DGCL or (b) Chapter 13 of the California Corporations Code (to the extent applicable to Adamis by virtue of Section 2115 thereof) (such shares referred to as “Dissenting Shares”), shall not be converted into or represent a right to receive Cellegy Common Stock pursuant to Section 1.6(a), but shall be converted in to the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL or the California Corporations Code, as applicable; provided, however, that if a holder of Dissenting Shares (a “Dissenting Stockholder”) withdraws such holder’s demand for such payment and appraisal or becomes ineligible for such payment and appraisal then, as of the later of the Effective Time or the date of which such Dissenting Stockholder withdraws such demand or otherwise becomes ineligible for such payment and appraisal, such holder’s Dissenting Shares will cease to be Dissenting Shares and will be converted into the right to receive Cellegy Common Stock as determined in accordance with Section 1.6(a).

1.9 No Further Transfer of Adamis Capital Stock.  At the Effective Time all shares of Adamis Capital Stock outstanding immediately before the Effective Time shall automatically be exchanged, and all holders of Adamis Capital Stock that were outstanding immediately before the Effective Time shall cease to have any rights as stockholders of Adamis, except the right to receive the consideration described in Section 1.6(a) or Section 1.8, as applicable.  No further transfer of any such shares of Adamis Capital Stock shall be made on such stock transfer books after the Effective Time.  Subject to Section 1.10(f) if, after the Effective Time, any shares of Adamis Capital Stock are presented to the Exchange Agent or to Adamis or Cellegy, such Adamis shares shall be canceled and shall be exchanged as provided in Section 1.10.

1.10 Exchange of Certificates.

(a) Exchange Agent.  Prior to the Effective Time, Cellegy and Adamis will jointly select and designate a national bank, trust company or transfer agent to act as agent of Cellegy for purposes of, among other things, mailing and receiving transmittal letters and distributing the Cellegy Common Stock to the holders of Adamis Common Stock (the “Exchange Agent”).

(b) Cellegy to Provide Common Stock.  Promptly after the Effective Time, Cellegy shall supply or cause to be supplied or made available to the Exchange Agent for exchange in accordance with this Section 1.10 through such reasonable procedures as Cellegy may adopt, instructions regarding issuance of certificates evidencing the shares of Cellegy Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of Adamis Capital Stock outstanding immediately before the Effective Time (the “Exchange Shares”).

(c) Exchange Procedures.  As promptly as practicable after the Effective Time, the Exchange Agent will mail to each holder of record of Adamis Capital Stock whose shares would be converted into the right to receive shares of Cellegy Common Stock pursuant to Section 1.6(a), (i) a letter of transmittal in customary form; (ii) such other customary documents as may be required pursuant to such instructions; and (iii) instructions for use in effecting the surrender of Adamis Capital Stock in exchange for certificates representing shares of Cellegy Common Stock.  Upon surrender of Adamis Capital Stock for cancellation to the Exchange Agent, together with such letter of transmittal and other documents, duly completed and validly executed in accordance with the instructions thereto, the holder of such Adamis Capital Stock shall be entitled to receive in exchange therefor (x) a certificate representing the number of whole Exchange Shares into which the Adamis Common Stock represented thereby shall have been converted into the right to receive as of the Effective Time, (y) any dividends or other distributions to which such holder is entitled pursuant to Section 1.10(d), and (z) cash in respect of any fractional shares as provided in Section 1.6(f), and the Adamis Capital Stock so surrendered shall forthwith be canceled.  Until so surrendered, each such outstanding share of Adamis Capital Stock will be deemed from and after the Effective Time, for all corporate purposes other than the payment of dividends, to evidence the ownership of the number of full shares of Cellegy Common Stock into which such shares of Adamis Capital Stock shall have been so converted and the right to receive cash in lieu of the issuance of any fractional shares.  If any Adamis Stock Certificate shall have been lost, stolen or destroyed, Cellegy may, in its discretion and as a condition precedent to the issuance of any certificate representing Cellegy Common Stock, require the owner of such lost, stolen or destroyed Adamis Stock Certificate to provide a reasonable affidavit as indemnity against any claim that may be made against the Exchange Agent, Cellegy or the Surviving Corporation with respect to such Adamis Stock Certificate.

(d) Distributions With Respect to Unexchanged Shares.  No dividends or other distributions with respect to Cellegy Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Adamis Capital Stock with respect to the shares of Cellegy Common Stock represented thereby until the holder of record of such Adamis Capital Stock shall surrender such shares of Adamis Capital Stock.  Subject to applicable law, following surrender of any such Adamis Capital Stock, there shall be delivered to the record holder of Adamis Capital Stock a certificate representing whole shares of Cellegy Common Stock issued in exchange therefor (including any cash in respect of any fractional shares), without interest at the time of such surrender, and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section) with respect to such shares of Cellegy Common Stock.

(e) Transfers of Ownership.  If any certificate for shares of Cellegy Common Stock is to be issued in a name other than that in which Adamis Stock Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Adamis Capital Stock so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Cellegy or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Cellegy Common Stock in any name other than that of the registered holder of the Adamis Capital Stock surrendered, or established to the satisfaction of Cellegy or any agent designated by it that such tax has been paid or is not payable, and shall provide such written assurances regarding federal and state securities law compliance as Cellegy may reasonably request.

(f) Termination of Exchange Shares.  Any Exchange Shares which remain undistributed to the stockholders of Adamis twelve (12) months after the Effective Time shall be delivered to Cellegy, upon demand, and any stockholders of Adamis who have not previously complied with this Section shall thereafter look only to Cellegy for payment of their claim for their portion of the Exchange Shares and any dividends or distributions with respect to the Exchange Shares.

(g) No Liability.  Notwithstanding anything to the contrary in this Section, none of the Exchange Agent, Cellegy, Adamis or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h) Dissenting Shares.  The provisions of this Section shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Cellegy under this Section shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange such shares to which such holder is entitled pursuant to Section 1.6.

1.11 Further Action.   If, at any time after the Effective Time, any further action that is commercially reasonable and lawful is determined by Cellegy to be necessary or appropriate to carry out the purposes of this Agreement or to vest Cellegy with full right, title and possession of all shares of Adamis Capital Stock, the officers and directors of Adamis and Cellegy shall be fully authorized (in the name of Adamis and/or Cellegy or otherwise) to take such action.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF ADAMIS .

                       Adamis represents and warrants to Cellegy that the statements contained in this Article II are true and correct as set forth herein and as qualified by the disclosure letter separately delivered to Cellegy concurrently herewith (the “Adamis Disclosure Letter”).  The disclosures set forth in the Adamis Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article II.  The disclosures in any section or subsection of the Adamis Disclosure Letter shall qualify other sections and subsections in this Article II to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

2.1. Organization and Good Standing.  Adamis is a corporation duly organized, validly existing, and validly subsisting under the laws of its jurisdiction of incorporation, with requisite corporate power and authority to conduct its business as now being conducted and to own or use its properties and assets.  Adamis is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Adamis.

2.2. Subsidiaries.  The Adamis Disclosure Letter sets forth all direct and indirect Subsidiaries of Adamis.  Adamis owns all of the equity of each Subsidiary.  Except as set forth on the Adamis Disclosure Letter, Adamis does not have any Subsidiaries or affiliated companies and does not otherwise own any shares in the capital of or any interest in, or control, directly or indirectly, any corporation, partnership, limited liability company, association, joint venture or other business entity (each an “Entity”).  Each Subsidiary of Adamis: (i) is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and authority to own, operate or lease the properties and assets owned, operated or leased by such Subsidiary and to carry on its business as it is currently conducted by such Subsidiary and (iii) is duly qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such qualification necessary, except, in each of clauses (i), (ii) and (iii), such failures which, when taken together with all other such failures, would not have a Material Adverse Effect on Adamis and its Subsidiaries, when considered together.

2.3. Authority.  Adamis has all requisite corporate power and authority to enter into this Agreement and the other agreements to which it is a party expressly required to be executed and delivered in connection with the transactions contemplated hereby, including the Adamis Note (collectively, the “Ancillary Agreements”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Adamis, subject only to the approval of this Agreement by the stockholders of Adamis.  The Board of Directors of Adamis has unanimously approved this Agreement and the Merger.  This Agreement has been (and the Ancillary Agreements will be at the Closing) duly executed and delivered by Adamis, and this Agreement constitutes (and the Ancillary Agreements will constitute at the Closing) the valid and binding obligation of Adamis enforceable against Adamis in accordance with their terms, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and is subject to general principles of equity.

2.4. No Conflict.  The execution and delivery by Adamis of this Agreement and the Ancillary Agreements to which Adamis is a party, does not, and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with, or result in any violation of, any provision of the Adamis Charter (in its current form and as it may be amended immediately before the Effective Time) or the Adamis Bylaws, (ii) except as would not reasonably be expected to have a Material Adverse Effect on Adamis, result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under any mortgage, indenture, lease, contract, grant, funding arrangement, or other agreement or instrument, permit, concession, franchise or license of Adamis, (iii) subject to obtaining the approval of Adamis’ stockholders and except as would not reasonably be expected to have a Material Adverse Effect on Adamis, conflict with, or result in any violation of any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Adamis or any of its properties or assets, or (iv) conflict with, or result in a violation of any resolution adopted by Adamis’ stockholders, Adamis’ board of directors or any committee of Adamis’ board of directors.

2.5. Consents.  No consent, waiver, approval, order or authorization of, or registration, declaration or filing with or notice to, any Governmental Entity or any party to any Material Contract of Adamis is required by or with respect to Adamis in connection with the execution and delivery of this Agreement by Adamis and any Ancillary Agreement to which Adamis is a party or the consummation of the transactions contemplated hereby and thereby, except for (a) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws, (b) the filing of the Certificate of Merger with the Delaware Secretary of State, and (c) such consents, waivers, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not have a Material Adverse Effect on Adamis.

2.6. Governmental Authorizations.  Adamis has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (a) pursuant to which Adamis currently operates or holds any interest in any of its properties, or (b) that is required for the operation of Adamis’ business or the holding of any such interest, and all of such authorizations are in full force and effect, except for such consents, licenses, permits, grants or other authorizations, which if not obtained would not have a Material Adverse Effect on Adamis.

2.7. Capitalization.  The authorized capital stock of Adamis consists of 100,000,000 shares of Adamis Common Stock, $0.001 par value, and 20,000,000 shares of Adamis Preferred Stock, $0.001 par value, of which there were issued and outstanding, as of the date of this Agreement, 49,529,748 shares of Adamis Common Stock and no shares of Adamis Preferred Stock.  To the Knowledge of Adamis, all of the outstanding shares of Adamis Capital Stock (i) have been duly authorized and validly issued, and are fully paid and non-assessable, (ii) except for rights of first refusal, exchange, repurchase, forfeiture and/or cancellation rights in favor of Adamis, are not subject to preemptive rights or rights of first refusal created by statue, the Adamis Charter, the Adamis Bylaws or any agreement to which Adamis is a party or by which it is bound and (iii) have been issued in compliance in all material respects with federal and state securities laws.  There are no declared or unpaid dividends with respect to any shares of Adamis Capital Stock.  There are no issued or outstanding Adamis Options or other rights of any kind entitling any person to purchase or acquire shares of Adamis Capital Stock, and Adamis has not adopted any stock option plan or similar employee benefit plan pursuant to which equity securities of Adamis may be issued.

2.8. Adamis Financial Statements.  Adamis has furnished to Cellegy copies of (i) an audited consolidated balance sheet of Adamis as of March 31, 2007 and the related consolidated statement of operations, statement of changes in stockholders’ equity and statement of cash flows for the 12-month period then ended, (ii) an unaudited consolidated balance sheet of Adamis as of December 31, 2007 and the related consolidated statement of operations, statement of changes in stockholders’ equity and statement of cash flows for the period then ended, (iii) an audited consolidated balance sheet of Adamis Laboratories, Inc. as of March 31, 2007, and the related consolidated statement of operations, statement of changes in stockholders’ equity and statement of cash flows for the period then ended, (iv) an unaudited consolidated balance sheet of Adamis Laboratories, Inc. as of December 31, 2007 and the related consolidated statement of operations, statement of changes in stockholders’ equity and statement of cash flows for the period then ended, and (v) an audited consolidated balance sheet of International Laboratories, Inc. as of December 31, 2007, and the related consolidated statement of operations, statement of changes in stockholders’ equity and statement of cash flows for the period then ended (the financial statements in clauses (i) through (v) above, collectively, the “AdamisFinancial Statements”).  The Adamis Financial Statements are accurate and complete in all material respects, have been prepared in accordance with GAAP consistently applied and present fairly the financial position of Adamis as of the dates thereof, and the results of its operations for the respective periods then ended.  The unaudited balance sheet of Adamis as of December 31, 2007 that is included in the Adamis Financial Statements is referred to herein as the “Current Balance Sheet.”

2.9. Absence of Certain Changes.  Since December 31, 2007 (the “Base Date”), except as set forth in the Adamis Disclosure Letter, there has not occurred any change, event or condition (whether or not covered by insurance) that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect on Adamis.

2.10. Interested Party Transactions.  Adamis is not indebted to any director, officer or employee of Adamis (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Adamis.  Adamis is not a party to any transaction involving over $60,000 in which any director, officer or 5% stockholder of Adamis (or a member of such person's immediate family) had a direct or indirect material interest, except where such person's interest arises solely from his or her ownership of Adamis Capital Stock.

2.11. Intellectual Property.

(a) To the Knowledge of Adamis, Adamis and each of its Subsidiaries owns or possesses the right to use the Intellectual Property that is owned by or licensed to Adamis and each of its Subsidiaries (the “Adamis Patent and Proprietary Rights”), except where the failure to own or possess such rights would not have a Material Adverse Effect on Adamis or any of its Subsidiaries, considered together.

(b) Neither Adamis nor any of its Subsidiaries has received any notice of any asserted rights with respect to any of Adamis Patent and Proprietary Rights which, if determined unfavorably with respect to the interests of Adamis or any of its Subsidiaries would have a Material Adverse Effect on Adamis or any of its Subsidiaries, considered together.

(c) To Adamis’ Knowledge, neither Adamis nor any of its Subsidiaries has ever infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated or made unlawful use of any right to Intellectual Property of any other Person or engaged in unfair competition.  No infringement, misappropriation, or similar claim or Legal Proceeding is pending or, to Adamis’ Knowledge, threatened against Adamis, any of its Subsidiaries or any other Person who is or may be entitled to be indemnified, defended, held harmless, or reimbursed by Adamis or any of its Subsidiaries with respect to such claim or Legal Proceeding.  Neither Adamis nor any of its Subsidiaries has received notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any of Adamis Patent and Proprietary Rights, which infringement or conflict (if the subject of any unfavorable decision, ruling or finding), individually or in the aggregate, would result in a Material Adverse Effect on Adamis or any of its Subsidiaries, considered together.

(d) To Adamis’ Knowledge, neither Adamis nor any of its Subsidiaries has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Adamis Patent and Proprietary Rights, and no trademark or trade name owned, used, or applied for by Adamis or any of its Subsidiaries conflicts or interferes with any trademark or trade name owned, used, or applied for by any other Person.

2.12. Taxes.

(a) As used in this Agreement, the terms “Tax” and, collectively, “Taxes” mean any and all federal, state, local or foreign taxes of any country, assessments and other similar governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, stamp transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor Entity.

(b) Adamis has prepared and timely filed all Tax Returns relating to any and all Taxes concerning or attributable to Adamis and such Tax Returns are true and correct in all material respects and have been completed in accordance with applicable law.  Adamis has delivered or made available to Cellegy correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Adamis or any of its Subsidiaries filed or received since January 1, 2004 or, if later, since inception.

(c) Adamis (i) is not delinquent in the payment of any Taxes due and owing by Adamis and (ii) has withheld and timely paid all Taxes required to have been withheld and paid with respect to any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There is no Tax deficiency outstanding or assessed or, to Adamis’ Knowledge, proposed against Adamis that is not reflected as a liability on the Current Balance Sheet, nor has Adamis executed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax (other than extensions which have expired).  No claim has ever been made by an authority in a jurisdiction where Adamis does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Adamis.

(e) To the Knowledge of Adamis, Adamis has no liabilities for unpaid Taxes that have not been accrued for or reserved on the Current Balance Sheet, whether asserted or unasserted, contingent or otherwise.

(f) Adamis has not received from any Governmental Entity any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment of or any amount of Tax proposed, asserted, or assessed by any Governmental Entity against Adamis.

(g) Adamis is not a party to any tax-sharing agreement or similar arrangement with any other party, and Adamis has not assumed any obligation to pay any Tax obligations of, or with respect to any transaction relating to, any other person or agreed to indemnify any other person with respect to any Tax.

(h) Adamis has not been a member of an affiliated group of corporations filing a consolidated federal income tax return other than a group of which Adamis was the parent.

(i) Adamis has not been at any time a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code.

2.13. Employee Benefit Plans.

(a) The Adamis Disclosure Letter contains a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for retirement, deferred compensation, severance, separation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, cafeteria benefits or other benefits, whether written or unwritten, including without limitation each "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which is sponsored, maintained, contributed to, or required to be contributed to by Adamis (or any subsidiary) and, with respect to any such plans which are subject to Code Section 401(a), any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with Adamis within the meaning of Section 414(b), (c), (m) or (o) of the Code, (an “ERISA Affiliate”) for the benefit of any person who performs or who has performed services for Adamis (or any subsidiary) or with respect to which Adamis or any ERISA Affiliate has or may have any liability (including without limitation contingent liability) or obligation (collectively, the “Adamis Employee Plans”).

(b) Compliance.  Each Adamis Employee Plan has been administered in material compliance with its terms and with the requirements of applicable law; and Adamis and each ERISA Affiliate have performed all material obligations required to be performed by them under, and are not in any material respect in default under or violation of, any of Adamis Employee Plans.  No Adamis Employee Plan is intended to be qualified under Section 401(a) of the Code.  No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Adamis Employee Plan.

(c) No Title IV or Multiemployer Plan.  No Adamis Employee Plan is a "multiemployer plan" (as defined in Section 3(37) of ERISA) or a “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA.

(d) Future Commitments.  No Adamis Employee Plan provides (except at no cost to Adamis), or reflects or represents any liability of Adamis to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements.  Other than commitments made that involve no future costs to Adamis, Adamis has never represented, promised or contracted (whether in oral or written form) to any current or former employee of Adamis or any other Person that such employee or other Person would be provided with retiree life insurance, retiree health benefit or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(e) Effect of Transaction.  The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Adamis or any ERISA Affiliate to severance benefits or any other payment (including without limitation unemployment compensation, golden parachute, bonus or benefits under any Adamis Employee Plan), except as expressly provided in this Agreement; or (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider.

2.14. Employee Matters.  Adamis is in material compliance with all currently applicable laws and regulations respecting terms and conditions of employment.  There are no proceedings pending or, to Adamis’ Knowledge, threatened, between Adamis, on the one hand, and any or all of its current or former employees, on the other hand, which would reasonably be expected to have a Material Adverse Effect on Adamis.  Adamis has provided all employees with all wages, benefits, relocation benefits, stock options, bonuses and incentives, and all other compensation that became due and payable through the date of this Agreement.

2.15. Insurance.  The Adamis Disclosure Letter sets forth all policies of insurance maintained by, at the expense of or for the benefit of Adamis.  There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.  All premiums due and payable under all such policies have been paid and, to Adamis’ Knowledge, Adamis is otherwise in compliance with the terms of such policies.  To Adamis’ Knowledge, there is no threatened termination of, or material premium increase with respect to, any of such policies.

2.16. Compliance with Legal Requirements.  For all periods of time during which the respective applicable statute of limitations periods have not expired, (i) Adamis and each of its Subsidiaries has complied in all material respects with, is not in material violation of, and has not received any written or, to Adamis’ Knowledge, other notices of violation with respect to, any applicable Legal Requirement or regulation with respect to the conduct of its business, or the ownership or operation of its business; and (ii) neither Adamis nor any of its Subsidiaries has received any written or, to Adamis’ Knowledge, other notices or other communication from any Governmental Entity regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any applicable Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of Adamis or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action related to compliance or non-compliance with any applicable Legal Requirement, in each of the above cases which if determined adversely to Adamis or any of its Subsidiaries would reasonably be expected to have a Material Adverse Effect on Adamis or its Subsidiaries, considered together.

2.17. Environmental Matters.  To the Knowledge of Adamis, Adamis is, and at all times has been, in compliance in all material respects with all Environmental Laws and is not subject to any material liability under any Environmental Law.  Adamis has not received, nor to Adamis’ Knowledge has any other Person for whose conduct it is or may be held responsible, received, any order, written notice, or other written communication from (i) any Governmental Entity or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any Facilities, asserting or alleging any actual or potential violation of or failure to comply with any Environmental Law, or any obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities.

2.18. Legal Proceedings.  There is no pending Legal Proceeding that has been commenced by or against Adamis.  To Adamis’ Knowledge, no Person has threatened to commence any Legal Proceeding against Adamis.  There is no judgment, decree or order against Adamis, or, to Adamis’ Knowledge, any of its directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or any Ancillary Agreement, or that would reasonably be expected to have a Material Adverse Effect on Adamis.  To Adamis’ Knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

2.19. Contracts; No Defaults.

(a) Each Material Contract of Adamis is enforceable against Adamis in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies; and

(b) Adamis has not violated or breached, or committed any material default under, any Material Contract, in each of the above cases where such violation, beach or default would have a Material Adverse Effect on Adamis.

(c) The Adamis Disclosure Letter sets forth a list of all material consents or waivers of, or notifications to, any Governmental Entity or any third party that are required or provided for under any Material Contract of Adamis or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Ancillary Agreements by Adamis and the consummation of the transactions contemplated hereby and thereby.

2.20. Labor Matters.  Adamis is not a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization.  Adamis is not the  subject of any Legal Proceeding asserting that Adamis has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment.  There is no strike, work stoppage or other labor dispute involving Adamis pending or, to Adamis’ Knowledge, threatened against Adamis.

2.21. Unlawful Payments.  To Adamis’ Knowledge, none of Adamis, or any officer, director, employee, agent or representative of Adamis has made, directly or indirectly, any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of Adamis, unlawful payment from corporate funds to governmental or municipal officials in their individual capacities for the purpose of affecting their action or the actions of the jurisdiction which they represent to obtain favorable treatment in securing business or licenses or to obtain special concessions of any kind whatsoever, or illegal payment from corporate funds to obtain or retain any business.

2.22. Representations Complete.  This Agreement (as limited and qualified by the Adamis Disclosure Letter) does not contain any representation, warranty or information that (i) contains an untrue statement of a material fact, or (ii) omits to state any material fact necessary in order to make the statements herein (in the light of the circumstances under which such statements have been made) not misleading.

2.23. Financial Advisor.  No broker, finder or investment banker is entitled to any commission or brokerage or finder’s fee in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Adamis.

ARTICLE III
PRESENTATIONS AND WARRANTIES OF CELLEGY AND MERGER SUB.

            Cellegy, and Merger Sub (with respect to the representations, warranties and covenants of Merger Sub), represent and warrant to Adamis that the statements contained in this Article III are true and correct as set forth herein and as qualified by the disclosure letter separately delivered to Adamis concurrently herewith (the “Cellegy Disclosure Letter”).  The disclosures set forth in Cellegy Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III.  The disclosures in any section or subsection of the Cellegy Disclosure Letter shall qualify other sections and subsections in this Article III to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

3.1. Organization and Good Standing.

(a) Cellegy is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with requisite corporate power and authority to conduct its business as now being conducted and to own or use its properties and assets.  Except as set forth in Section 3.1 of the Cellegy Disclosure Letter, Cellegy has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the name “Cellegy Pharmaceuticals, Inc.”

(b) Cellegy is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, requires such qualification except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Cellegy.

(c) Section 3.1 of the Cellegy Disclosure Letter accurately sets forth (i) the names of the members of the board of directors of Cellegy, (ii) the names of the members of each committee of such board of directors, and (iii) the names and titles of the officers of Cellegy.

3.2. Subsidiaries.

(a) The Cellegy Disclosure Letter sets forth all direct and indirect Subsidiaries of Cellegy.  Cellegy owns all of the equity of each Subsidiary.  Except as set forth on the Cellegy Disclosure Letter, Cellegy does not have any Subsidiaries or affiliated companies and does not otherwise own any shares in the capital of or any interest in, or control, directly or indirectly, any Entity.  Except as set forth in Section 3.2(a) of the Disclosure Letter, Cellegy has not agreed and is not obligated to make any future investment in or capital contribution to any Entity, and Cellegy has not guaranteed and is not responsible or liable for any obligation of any of the Entities in which it owns or has owned any equity interest.

(b) Each Subsidiary of Cellegy: (i) is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and authority to own, operate or lease the properties and assets owned, operated or leased by such Subsidiary and to carry on its business as it has been and is currently conducted by such Subsidiary and (iii) is duly qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such license and qualification necessary, expect, in each of clauses (i), (ii) and (iii), such failures which, when taken together with all other such failures, would not have a Material Adverse Effect on Cellegy and its Subsidiaries, when considered together.

(c) Section 3.2 of the Cellegy Disclosure Letter accurately sets forth (i) the names of the members of the boards of directors of each Subsidiary of Cellegy, (ii) the names of the members of each committee of such boards of directors, and (iii) the names and titles of the officers of each Subsidiary of Cellegy.

3.3. Authority.  Each of Cellegy and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Cellegy and Merger Sub, subject only to the approval of this Agreement by the stockholders of Cellegy and Merger Sub.  The Board of Directors of Cellegy and Merger Sub have unanimously approved this Agreement and the Merger.  This Agreement has been (and the Ancillary Agreements will be at the Closing) duly executed and delivered by Cellegy and Merger Sub, and this Agreement constitutes and the Ancillary Agreements will constitute at the Closing) the valid and binding obligations of Cellegy and Merger Sub enforceable against each of Cellegy and Merger Sub in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors' rights generally, and subject to general principles of equity.  Merger Sub has been formed solely for the purpose of executing and delivering this Agreement and consummating the transactions contemplated hereby.  Since the date of its incorporation, Merger Sub has neither engaged in nor transacted any business or activity of any nature whatsoever other than activities related to its corporate organization and the execution and delivery of this Agreement and the related documents and instruments.  Merger Sub has no assets or properties or debts, liabilities or obligations of any kind whatsoever, and with the exception of this Agreement and the related documents and instruments, is not a party to any contract, agreement or undertaking of any nature.

3.4. No Conflict.  The execution and delivery by Cellegy of this Agreement and the Ancillary Agreements to which Cellegy is a party, does not, and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with, or result in any violation of, any provision of the Cellegy Charter (in its current form and as it may be amended immediately before the Effective Time) or the Cellegy Bylaws, (ii) except as would not reasonably be expected to have a Material Adverse Effect on Cellegy, result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under any mortgage, indenture, lease, contract, grant, funding arrangement, or other agreement or instrument, permit, concession, franchise or license of Cellegy, (iii) subject to obtaining the approval of Cellegy’s stockholders and except as would not reasonably be expected to have a Material Adverse Effect on Cellegy, conflict with, or result in any violation of any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Cellegy or any of its properties or assets or (iv) conflict with, or result in a violation of any resolution adopted by Cellegy’s stockholders, Cellegy’s board of directors or any committee of Cellegy’s board of directors.

3.5. Consents.  No consent, approval, order or authorization of or registration, declaration or filing with, any Governmental Entity or any party to any Material Contract is required by or with respect to Cellegy or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Cellegy and any Ancillary Agreement to which Cellegy is a party or the consummation by Cellegy of the transactions contemplated hereby, except (i) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws, (ii) the filing of the Certificate of Merger with the Secretary of State and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not have a Material Adverse Effect on Cellegy.

3.6. Governmental Authorizations.  Cellegy has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (a) pursuant to which Cellegy currently operates or holds any interest in any of its properties, or (b) that is required for the operation of Cellegy’s business or the holding of any such interest, and all of such authorizations are in full force and effect, except for such consents, licenses, permits, grants or other authorizations, which if not obtained would not have a Material Adverse Effect on Cellegy.

3.7. Capitalization; Integration.

(a) The authorized capital stock of Cellegy consists of 50,000,000 shares of Common Stock, $.0001 par value, and 5,000,000 shares of Preferred Stock, $.0001 par value, of which there were issued and outstanding as of the date of this Agreement, 29,834,796 shares of Common Stock and no shares of Preferred Stock.  The shares of Cellegy Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable, free of any liens or encumbrances other than any liens or encumbrances created by or imposed by the holders thereof, and shall be issued in material compliance with all applicable federal and state securities laws.  To the Knowledge of Cellegy, all of the outstanding shares of Cellegy Common Stock (i) have been duly authorized and validly issued, and are fully paid and non-assessable, (ii) are not subject to preemptive rights or rights of first refusal created by statue, Cellegy Charter, Cellegy Bylaws or any agreement to which Cellegy is party or by which it is bound and (iii) have been issued in compliance in all material respects with federal and state securities laws.  There are no declared or unpaid dividends with respect to any shares of Cellegy Common Stock.  To the Knowledge of Cellegy, none of Cellegy’s debt could be classified as equity for tax purposes.

(b) Cellegy has separately identified and delivered to Adamis a true and correct schedule setting forth: (i) the number of outstanding options and warrants to purchase shares of Cellegy Common Stock, (ii) the number of shares reserved for further issuance under Cellegy’s 2005 Equity Incentive Plan and (iii) with respect to each option and warrant outstanding as of the date of this Agreement, (A) the name of the holder of such option or warrant, (B) the total number of shares of Cellegy Common Stock that are subject to such option or warrant and the number of shares of Cellegy Common Stock with respect to which such option or warrant is immediately exercisable, (C) the date of which such option or warrant was granted and the term of such option or warrant (D) the vesting schedule, if any, of such option or warrant, (E) the exercise price per share of Cellegy Common Stock purchasable under such option or warrant and (F) whether such option or warrant has been designated an “incentive stock option” as defined in Section 422 of the Code, and (iv) an accurate and complete description of the terms of each repurchase option which is held by Cellegy and to which any of such shares is subject.

(c) Except as set forth in Section 3.7 of the Cellegy Disclosure Letter or in the schedule referenced in the preceding paragraph, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Cellegy; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Cellegy;  (iii) contract under which Cellegy is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) to Cellegy’s Knowledge, condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Cellegy.

(d) Neither Cellegy, its Affiliates, nor any Person acting on its or their behalf, has, either directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the issuance of Cellegy Common Stock in the Equity Financing to be integrated with prior offerings by Cellegy for purposes of the Securities Act, or any applicable stockholder approval provisions, which would impair the exemptions relied upon in the Equity Financing.

3.8. SEC Reports; Financial Statements; Listing and Maintenance Requirements.

(a) As of their respective filing dates, all annual, quarterly or current reports, filed by Cellegy with the SEC since January 1, 2005 (including those that Cellegy may file subsequent to the date hereof) (such reports, as amended “Cellegy SEC Reports”) (i) were prepared in accordance in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, except as may be reflected in any amendments to such reports that Cellegy has filed with the SEC, (ii) as the same may have been amended, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (iii) were all the forms, reports and other documents required to be filed under the Exchange Act.  Since January 1, 2005, Cellegy has filed with the SEC all reports that are required to have been filed.

(b) No Subsidiary of Cellegy is or has been required to file any form, report, registration statement or other document with the SEC.  The consolidated financial statements (including any related notes thereto) contained in the Cellegy SEC Reports (in the form, as applicable, in any amendments to such Cellegy SEC Reports) (the “Cellegy Financial Statements”): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such financial statements and (in the case of unaudited statements) as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments; and (iii) fairly present in all material respects the consolidated financial position of Cellegy and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Cellegy and its Subsidiaries for the periods covered thereby.

(c) Cellegy maintains a system of internal accounting controls and disclosure controls and procedures sufficient, in the judgment of Cellegy’s board of directors, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Cellegy has not, in the twelve (12) months preceding the date hereof, received notice from the trading market or stock quotation system on which Cellegy Common Stock is listed or quoted or any other trading market or stock quotation system on which Cellegy Common Stock was previously listed or quoted to the effect that Cellegy is not in compliance with the listing or maintenance requirements of such trading market or stock quotation system.  Cellegy is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

3.9. Absence of Certain Changes.  Since September 30, 2007, and except as set forth in Section 3.9 of the Cellegy Disclosure Letter, there has not occurred (a) any change, event or condition (whether or not covered by insurance) that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect on Cellegy; (b) any acquisition, sale or transfer of any material assets or material properties of Cellegy or any creation of any security interest in such assets or properties; (c) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Cellegy or any revaluation by Cellegy of any of its assets; (d) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Cellegy or any direct or indirect redemption, purchase or other acquisition by Cellegy of any of its shares of capital stock; (e) any Material Contract entered into by Cellegy, or any material amendment or termination of, or default under, any Material Contract to which Cellegy is a party or by which it is bound, in each case that would reasonably be expected to result in a Material Adverse Effect on Cellegy; (f) any amendment or change to Cellegy Charter or Cellegy Bylaws; (g) any increase in or modification of the compensation or benefits payable or to become payable by Cellegy to any of its directors or employees; (h) any sale, issuance or authorization by Cellegy of (1) any capital stock or other security, (2) any option or right to acquire any capital stock or any other security, or (3) any Convertible Securities; (i) any amendment or waiver by Cellegy of any of its rights under, or any consent by Cellegy of the acceleration of vesting under (1) any provision of its 2005 Equity Incentive Plan, (2) any provision of any agreement evidencing any outstanding company option or warrant, or (3) any restricted stock purchase agreement; (j) any formation by Cellegy of any Subsidiary or any acquisition of any equity interest or other interest in any other Equity (other than Merger Sub); or (k) any agreement by Cellegy to do any of the things described in the preceding clauses (a) through (j).

3.10. Intellectual Property.

(a) To the Knowledge of Cellegy, Cellegy and each of its Subsidiaries owns or possesses the right to use the Intellectual Property that is owned by or licensed to Cellegy or that is otherwise necessary to operate the business of Cellegy and each of its Subsidiaries (the “Cellegy Patent and Proprietary Rights”), except where the failure to own or possess such rights would not have a Material Adverse Effect on Cellegy or any of its Subsidiaries, considered together.

(b) Except as set forth in Section 3.10(b) of the Cellegy Disclosure Letter, neither Cellegy nor any of its Subsidiaries has received any notice of any asserted rights with respect to any of Cellegy Patent and Proprietary Rights which, if determined unfavorably with respect to the interests of Cellegy or any of its Subsidiaries would have a Material Adverse Effect on Cellegy or any of its Subsidiaries, considered together.

(c) To Cellegy’s Knowledge, neither Cellegy nor any of its Subsidiaries has ever infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated or made unlawful use of any right to Intellectual Property of any other Person or engaged in unfair competition.  No infringement, misappropriation, or similar claim or Legal Proceeding is pending or, to Cellegy’s Knowledge, threatened against Cellegy, any of its Subsidiaries or any other Person who is or may be entitled to be indemnified, defended, held harmless, or reimbursed by the Company or any of its Subsidiaries with respect to such claim or Legal Proceeding.  Neither Cellegy nor any of its Subsidiaries has received notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any of Cellegy Patent and Proprietary Rights, which infringement or conflict (if the subject of any unfavorable decision, ruling or finding), individually or in the aggregate, would result in a Material Adverse Effect on Cellegy or any of its Subsidiaries, considered together.

(d) To Cellegy’s Knowledge, neither Cellegy nor any of its Subsidiaries has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Cellegy Patent and Proprietary Rights, and no trademark or trade name owned, used, or applied for by Cellegy or any of its Subsidiaries conflicts or interferes with any trademark or trade name owned, used, or applied for by any other Person.

3.11. Taxes.

(a) Cellegy has prepared and timely filed all Tax Returns relating to any and all Taxes concerning or attributable to Cellegy and such Tax Returns are true and correct in all material respects and have been completed in accordance with applicable law.  Cellegy has delivered or made available to Adamis correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Cellegy or any of its Subsidiaries filed or received since January 1, 2002.

(b) Cellegy and each of its Subsidiaries (i) is not delinquent in the payment of any Taxes due and owing by Cellegy and its Subsidiaries and (ii) has withheld and timely paid all Taxes required to have been withheld and paid with respect to any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) There is no Tax deficiency outstanding or assessed or, to Cellegy’ Knowledge, proposed against Cellegy that is not reflected as a liability on the Cellegy Financial Statements, nor has Cellegy executed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax (other than extensions which have expired).  No claim has ever been made by an authority in a jurisdiction where Cellegy does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Cellegy.

(d) To Cellegy’s Knowledge, Cellegy has no liabilities for unpaid Taxes that have not been accrued for or reserved on the Cellegy Financial Statements, whether asserted or unasserted, contingent or otherwise.

(e) Neither Cellegy nor any of its Subsidiaries has received from any Governmental Entity any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment of or any amount of Tax proposed, asserted, or assessed by any Governmental Entity against Cellegy.

(f) Cellegy is not a party to any tax-sharing agreement or similar arrangement with any other party, and Cellegy has not assumed any obligation to pay any Tax obligations of, or with respect to any transaction relating to, any other person or agreed to indemnify any other person with respect to any Tax.

(g) Cellegy has not been a member of an affiliated group of corporations filing a consolidated federal income tax return other than a group of which Cellegy was the parent.

(h) Cellegy has not been at any time a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code.

(i) Neither Cellegy nor any of its Subsidiaries has filed a consent under section 341(f) of the Code concerning collapsible corporations.  Neither Cellegy nor any of its Subsidiaries is a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Cellegy or any of its Subsidiaries that, individually or collectively, could give rise to the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provisions of state, local or foreign Tax law).

(j) Cellegy will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion there) ending after the Closing Date as a result of any: (A) change in method of accounting for taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under section 1502 of the Code (or any corresponding or similar provisions of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

(k) Cellegy has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by section 355 or section 361 of the Code.

3.12. Employee Benefit Plans.

(a) The Cellegy Disclosure Letter contains a complete and accurate list of each Cellegy Employee Agreement and each plan, program, policy, practice, contract, agreement or other arrangement providing for retirement, deferred compensation, severance, separation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, cafeteria benefits or other benefits, whether written or unwritten, including without limitation each "employee benefit plan" within the meaning of Section 3(3) of ERISA, which is sponsored, maintained, contributed to, or required to be contributed to by Cellegy (or any subsidiary) and, with respect to any such plans which are subject to Code Section 401(a), any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with Cellegy within the meaning of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) for the benefit of any person who performs or who has performed services for Cellegy (or any subsidiary) or with respect to which Cellegy or any ERISA Affiliate has or may have any liability (including without limitation contingent liability) or obligation (collectively, the “Cellegy Employee Plans”).  Cellegy does not currently intend nor has it committed to establish or enter into any new Cellegy Employee Plan or Cellegy Employee Agreement, or to modify any Cellegy Employee Plan or Cellegy Employee Agreement (except to conform any such Cellegy Employee Plan or Cellegy Employee Agreement to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Adamis in writing or as required by this Agreement).  Cellegy has furnished or made available to Adamis true and complete copies of documents embodying each of Cellegy Employee Plans and, with respect to each Cellegy Employee Plan that is subject to ERISA reporting requirements, Cellegy has provided copies of the Form 5500 reports filed for the last three plan years.

(b) Compliance.  Each Cellegy Employee Plan has been administered in material compliance with its terms and with the requirements of applicable law; and Cellegy and each ERISA Affiliate have performed all material obligations required to be performed by them under, and are not in any material respect in default under or violation of, any of the Cellegy Employee Plans.  Any Cellegy Employee Plan that is intended to be qualified under Section 401(a) of the Code has obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code.  No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Cellegy Employee Plan.  There are no claims or Legal Proceedings pending, or, to Cellegy’s Knowledge, threatened or reasonably anticipated (other than routine claims for benefits), against any Cellegy Employee Plan or against the assets of any Cellegy Employee Plan.  Each Cellegy Employee Plan (other than any Cellegy Employee Plan to be terminated prior to the Closing in accordance with this Agreement) can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without liability to Cellegy or any of its Subsidiaries (other than ordinary administration expenses).  There are no audits, inquiries or Legal Proceedings pending or, to Cellegy’s Knowledge, threatened by any Governmental Authority with respect to any Cellegy Employee Plan.  For at least the three years preceding the date of this Agreement, neither Cellegy nor any of its Subsidiaries has incurred any penalty or tax with respect to any Cellegy Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.  Cellegy and each of its Subsidiaries have made all contributions and other payments required by and due under the terms of each Cellegy Employee Plan.

(c) No Title IV or Multiemployer Plan.  No Cellegy Employee Plan is a "multiemployer plan" (as defined in Section 3(37) of ERISA) or a “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA.

(d) Future Commitments.  No Cellegy Employee Plan provides (except at no cost to Cellegy or any of its Subsidiaries), or reflects or represents any liability of Cellegy or any of its Subsidiaries to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements.  Other than commitments made that involve no future costs to Cellegy or any of its Subsidiaries, neither Cellegy nor any of its Subsidiaries has ever represented, promised or contracted (whether in oral or written form) to any current or former employee of Cellegy or any of its Subsidiaries or any other Person that such employee or other Person would be provided with retiree life insurance, retiree health benefit or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(e) Effect of Transaction.  The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Cellegy or any ERISA Affiliate to severance benefits or any other payment (including without limitation unemployment compensation, golden parachute, bonus or benefits under any Cellegy Employee Plan), except as expressly provided in this Agreement; or (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider.

3.13. Employee Matters.

(a) Cellegy has separately identified and delivered to Adamis a true and correct schedule setting forth, with respect to each employee and independent contractor of Cellegy and its Subsidiaries: (i) the name of such employee or independent contractor and the date as of which such employee or independent contractor was originally hired; (ii) if applicable, such employee’s title; and (iii) such employee’s annualized compensation or, with respect to an independent contractor, the terms of compensation of such independent contractor.  The employment of each such employee is terminable at will.

(b) Cellegy and each of its Subsidiaries is in material compliance with all currently applicable laws and regulations respecting terms and conditions of employment.  There are no proceedings pending or, to Cellegy’s Knowledge, threatened, between Cellegy or any of its Subsidiaries, on the one hand, and any or all of its current or former employees, on the other hand.  Cellegy has provided all employees with all wages, benefits, relocation benefits, stock options, bonuses and incentives, and all other compensation that became due and payable through the date of this Agreement.

3.14. Insurance.  The Cellegy Disclosure Letter sets forth all policies of insurance maintained by, at the expense of or for the benefit of Cellegy or any of its Subsidiaries.  There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.  All premiums due and payable under all such policies have been paid and, to Cellegy’s Knowledge, Cellegy is otherwise in compliance with the terms of such policies.  To Cellegy’s Knowledge, there is no threatened termination of, or material premium increase with respect to, any of such policies.

3.15. Compliance with Legal Requirements.  For all periods of time during which the respective applicable statute of limitations periods have not expired, and except as disclosed in Section 3.15 of the Cellegy Disclosure Letter, (i) Cellegy and each of its Subsidiaries has complied in all material respects with, is not in material violation of, and has not received any written or, to Cellegy’s Knowledge, other notices of violation with respect to, any applicable Legal Requirement or regulation with respect to the conduct of its business, or the ownership or operation of its business, and (ii) neither Cellegy nor any of its Subsidiaries has received any written or, to Cellegy’s Knowledge, other notices or other communication from any Governmental Entity regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any applicable Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of Cellegy or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action related to compliance or non-compliance with any applicable Legal Requirement, in each of the above cases which if determined adversely to Cellegy or any of its Subsidiaries would reasonably be expected to have a Material Adverse Effect on Cellegy or its Subsidiaries, considered together.

3.16. Environmental Matters.  To Cellegy’s Knowledge, Cellegy is, and at all times has been, in compliance in all material respects with all Environmental Laws and is not subject to any material liability under any Environmental Law.  Cellegy has not received, nor to Cellegy’s Knowledge has any other Person for whose conduct it is or may be held responsible, received, any order, written notice, or other written communication from (i) any Governmental Entity or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any Facilities, asserting or alleging any actual or potential violation of or failure to comply with any Environmental Law, or any obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities.

3.17. Legal Proceedings.  There is no pending Legal Proceeding that has been commenced by or against Cellegy.  To Cellegy’s Knowledge, no Person has threatened to commence any Legal Proceeding against Cellegy or any of its Subsidiaries.  There is no judgment, decree or order against Cellegy or any of its Subsidiaries, or, to Cellegy’s Knowledge, any of its directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or any Ancillary Agreement, or that would reasonably be expected to have a Material Adverse Effect on Cellegy.  To Cellegy’s Knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

3.18. Contracts; No Defaults.

(a) Each Material Contract of Cellegy and each of its Subsidiaries is set forth in Section 3.18(a) of the Disclosure Letter and is enforceable against Cellegy and each of its Subsidiaries in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies; and

(b) Neither Cellegy nor any of its Subsidiaries has violated or breached, or committed any material default under, any Material Contract, in each of the above cases where such violation, beach or default would have a Material Adverse Effect on Cellegy.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to, (i) result in a violation or breach of any of the provisions of any Material Contract of Cellegy or any of its Subsidiaries, (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract of Cellegy or any of its Subsidiaries, (iii) give any Person the right to accelerate the maturity or performance of any Material Contract of Cellegy or any of its Subsidiaries, or (iv) give any Person the right to cancel, terminate or modify any Material Contract, in each of the above cases where such violation, beach or default would have a Material Adverse Effect on Cellegy or any of its Subsidiaries.  Neither Cellegy nor any of its Subsidiaries has received any notice or other written or, to Cellegy’s Knowledge, oral communication regarding any actual or possible violation or breach of, or default under, any Material Contract of Cellegy or any of its Subsidiaries.

(c) The Cellegy Disclosure Letter sets forth a list of all material consents or waivers of, or notifications to, any Governmental Entity or any third party that are required or provided for under any Material Contract of Cellegy or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Ancillary Agreements by Cellegy and the consummation of the transactions contemplated hereby and thereby.

3.19. Labor Matters.  Cellegy is not a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization.  Cellegy is not the  subject of any Legal Proceeding asserting that Cellegy has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment.  There is no strike, work stoppage or other labor dispute involving Cellegy pending or, to Cellegy’s Knowledge, threatened against Cellegy.

3.20. Regulatory Compliance.

(a) Each Cellegy Product has been and is being manufactured, tested, distributed and/or marketed in compliance in all material respects with all applicable requirements under FDCA and similar Legal Requirements, including those relating to investigational use, good manufacturing practices, labeling, advertising, record keeping, and filing of report, except where failure to be in such compliance would not have any Material Adverse Effect on Cellegy or any of its Subsidiaries.  Neither Cellegy nor any of its Subsidiaries has received any notice or other written communication from the FDA, or any other Governmental Entity having jurisdiction alleging any violation of any applicable Legal Requirement by Cellegy or any of its Subsidiaries.

(b) No Cellegy Product has been recalled, withdrawn, suspended or discontinued by Cellegy or any of its Subsidiaries in the United States or outside the United States (whether voluntarily or otherwise) (other than as a result of decisions made in the ordinary course of business for business or economic reasons not to pursue research or development of one or more Cellegy Products).  There are no proceedings in the United States or outside the United States (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any Cellegy Product pending, nor have any such proceedings been pending at any time.

(c) No Governmental Authority has determined or notified Cellegy or any of its Subsidiaries that any article of any biological or drug manufactured and/or distributed by Cellegy is adulterated within the meaning of 21 U.S.C. section 351 (or similar applicable Legal Requirements) or misbranded within the meaning of 21 U.S.C. section 352 (or similar applicable Legal Requirements), or is a product that is in violation of 21 U.S.C. section 355 (or similar applicable Legal Requirements), and, to Cellegy’s Knowledge, no such event or circumstances exists.  As to each Cellegy Product for which a human biological license application, human establishment license application, human product license application, new human drug application, investigational new human drug application, abbreviated or supplemental new human drug application, or abbreviated or supplemental new animal drug application, new animal drug application, or similar state or foreign regulatory application has been approved, Cellegy and each licensee of any such biological or drug (a “Product Licensee”) have not been determined to be in violation of 21 U.S.C. sec. 355, 360b, 42 U.S.C. sec. 351, and 21 U.S.C. sec. 822, and 21 C.F.R. Parts 312, 314, 511, 514, 601, and 1301 et seq.  Since January 1, 2005, as to each such application or other submission that Cellegy or a Product Licensee has submitted to, but not yet gained approval or other permission from the FDA or any other Governmental Entity, Cellegy and to Cellegy’s Knowledge, each such licensee has responded to all requests for information fully in accordance with such requests and taken all additional actions reasonably required by the FDA or such other Governmental Entity in connection with the application or submission.

(d) All manufacturing, warehousing, distributing, and testing operations conducted on Cellegy Products for human use by or for the benefit of Cellegy or each Product Licensee are not in violation of and have been and are being conducted in material compliance with the good manufacturing practice regulations set forth in 21 C.F.R. Parts 210 and 211 and similar applicable Legal Requirements.

(e) Neither Cellegy, nor any officer, employee or agent of Cellegy has made an untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Entity or failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity.  Neither Cellegy, nor any officer, employee or agent of Cellegy, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. section 335a(a) or any similar applicable HIPPA or authorized by 21 U.S.C. section 335a(b) or any similar applicable Legal Requirement.

(f) Neither Cellegy nor any of its Subsidiaries has received any written notice that the FDA or any other Governmental Entity has commenced, or threatened to initiate, any action to withdraw its approval relating to any activities concerning any Cellegy Product, or request the recall of any Cellegy Product, or commenced, or overtly threatened to initiate, any action to enjoin production at any facility of Cellegy or any of its Subsidiaries or, to Cellegy’s Knowledge, at which any of Cellegy Products or components thereof are manufactured.

3.21. Representations Complete.  This Agreement (as limited and qualified by the Cellegy Disclosure Letter) does not contain any representation, warranty or information that (i) contains an untrue statement of a material fact, or (ii) omits to state any material fact necessary in order to make the statements herein (in the light of the circumstances under which such statements have been made) not misleading.

3.22. Interested Party Transactions.  Cellegy is not indebted to any director, officer or employee of Cellegy (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Cellegy.  Except set forth in the Cellegy SEC Reports, Cellegy is not a party to any transaction involving over $60,000 in which any director, officer or 5% stockholder of Cellegy (or a member of such person's immediate family) had a direct or indirect material interest, except where such person's interest arises solely from his or her ownership of Cellegy Capital Stock.

3.23. Unlawful Payments.  To Cellegy’s Knowledge, none of Cellegy, or any officer, director, employee, agent or representative of Cellegy has made, directly or indirectly, any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of Cellegy, unlawful payment from corporate funds to governmental or municipal officials in their individual capacities for the purpose of affecting their action or the actions of the jurisdiction which they represent to obtain favorable treatment in securing business or licenses or to obtain special concessions of any kind whatsoever, or illegal payment from corporate funds to obtain or retain any business.

3.24. Financial Advisor.  No broker, finder or investment banker is entitled to any commission or brokerage or finder’s fee in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Cellegy.

3.25. Certificate of Incorporation and Bylaws; Records. Cellegy has delivered to Adamis accurate and complete copies of:  (a) Cellegy’s certificate of incorporation and bylaws, including all amendments thereto; and (b) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of Cellegy, the board of directors of Cellegy and all committees of the board of directors of Cellegy.  There have been no formal meetings or other proceedings of the stockholders of Cellegy, the board of directors of Cellegy or any committee of the board of directors of Cellegy that are not fully reflected in such minutes or other records.  There has not been any violation of any of the provisions of Cellegy’s certificate of incorporation or bylaws, and Cellegy has not taken any action that is inconsistent in any material respect with any resolution adopted by Cellegy’s stockholders, Cellegy’s board of directors or any committee of Cellegy’s board of directors.

3.26. Title to Assets; No Real Property.

(a) Cellegy owns, and has good, valid and marketable title to, all assets purported to be owned by it, including:  (i)  all assets reflected on its balance sheet as of September 30, 2007;  (ii)  all equity interests of its Subsidiaries, all Cellegy Patent and Proprietary Rights and all of Cellegy’s rights under the Material Contracts required to be identified in Section 3.18 of the Cellegy Disclosure Letter; and (iii) all other assets reflected in Cellegy’s books and records as being owned by Cellegy.  All of said assets are owned by Cellegy free and clear of any liens or other Encumbrances, except for (x) any lien for current taxes not yet due and payable, and (y) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Cellegy or any of its Subsidiaries.

(b) Cellegy does not own any real property and Cellegy is not party to any lease for real property either as a lessee or lessor.

ARTICLE IV

CONDUCT BEFORE THE EFFECTIVE TIME

4.1. Access and Investigation.  Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the Effective Time, unless this Agreement is earlier terminated pursuant to the terms hereof (the “Pre-Closing Period”), upon reasonable notice each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate. Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Legal Requirement applicable to such party requires such Party or its Subsidiaries to restrict or prohibit access to any such properties or information or if such restriction is needed to protect attorney-client privilege.  No information or knowledge obtained in any investigation pursuant to Section 4.1 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

4.2. Operation of Cellegy’s Business.

(a) Except as contemplated or permitted by this Agreement or with the prior written consent of Adamis, during the Pre-Closing Period, each of Cellegy and its Subsidiaries shall: (i) use its commercially reasonable efforts to conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute Material Contracts of Cellegy or any of its Subsidiaries; (ii) use its commercially reasonable efforts to preserve intact its current business organization, use commercially reasonable efforts to keep available the services of its current employees, officers and consultants and maintain its relations and goodwill with all material suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having material business relationships with Cellegy and its Subsidiaries; (iii) use its commercially reasonable efforts to keep in full force all insurance policies identified in the Cellegy Disclosure Letter; (iv) not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, and shall not repurchase, redeem or otherwise reacquire any shares of capital stock or other securities; (v) not sell, issue or authorize the issuance of (A) any capital stock or other security, (B) any option or right to acquire any capital stock or other security, or (C) any Convertible Securities except pursuant to the terms of agreements already existing as of the date of this Agreement; (vi) not amend or permit the adoption of any amendment to the its articles of incorporation or bylaws, or effect or permit itself to become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction; (vii) not form any Subsidiary or acquire any equity interest or other interest in any other Entity; (viii) use its commercially reasonable efforts to not (A) enter into, or permit any of the assets owned or used by it to become bound by, any contract that is or would constitute a Material Contract, or (B) amend or prematurely terminate, or waive any material right or remedy under, any of its Material Contracts; (ix) not (A) acquire, lease or license any right or other asset from any other Person, (B) sell or otherwise dispose of, or lease or license, any right or other asset that is material to the business of Cellegy to any other Person, or (C) waive or relinquish any right that is material to the business of Cellegy; (x) not (A) lend money to any Person, or (B) incur or guarantee any indebtedness for borrowed money; (xi) not change any of its methods of accounting or accounting practices in any material respect; (xii) not make any Tax election that would be material to Cellegy; (xiii) not commence or settle any material Legal Proceeding; or (xiv) not agree or commit to take any of the actions described in clauses (iv) through (xiii) above.

            (b) Cellegy shall promptly notify Adamis of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any material event or occurrence not in the ordinary course of its business, and (C) any event that would reasonably be expected to have a Material Adverse Effect on Cellegy.

4.3. Operation of Adamis’ Business.

(a) Except as contemplated by this Agreement, during the Pre-Closing Period, each of Adamis and its Subsidiaries shall: (i) use commercially reasonable efforts to conduct its business and operations in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute Material Contracts of Adamis; and (ii) use its commercially reasonable efforts to preserve intact its current business organization, use commercially reasonable efforts to keep available the services of its current Key Employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Adamis or its Subsidiaries.

(b) Adamis shall promptly notify Cellegy of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (B) any event that would reasonably be expected to have a Material Adverse Effect on Cellegy.

4.4. Disclosure Schedule Updates.  During the Pre-Closing Period, Adamis on the one hand, and Cellegy on the other, shall promptly notify the other Party in writing, by delivery of an updated Adamis Disclosure Letter or Cellegy Disclosure Letter, as the case may be, of: (i) the discovery by such Party of any event, condition, fact or circumstance that occurred or existed on or before the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by such Party in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by such Party in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or before the date of this Agreement; (iii) any material breach of any covenant or obligation of such Party; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Articles VI, VII or VIII. No notification given pursuant to this Section shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the notifying Party contained in this Agreement or its Disclosure Schedule for purposes of Section 7.1 or 7.2, in the case of Adamis, or Section 8.1 or 8.2 in the case of Cellegy.

4.5. No Solicitation.

(a) Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of their Representatives to directly or indirectly:

(i) solicit, initiate, knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

(ii) furnish any information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

(iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry;

(iv) approve, endorse or recommend any Acquisition Proposal or, with respect to Cellegy effect any Change in the Cellegy Board Recommendation or, with respect to Adamis, effect any Change in the Adamis Board Recommendation; or

(v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal or enter into any agreement in principle requiring such Party to abandon, terminate or fail to consummate the Merger or breach its obligations hereunder or propose or agree to do any of the foregoing.

(b) Notwithstanding anything contained in this Section:

(i) before obtaining the Required Cellegy Stockholder Vote, Cellegy may furnish nonpublic information regarding Cellegy to, and enter into discussions or negotiations with, any Person in response to an unsolicited, bona fide written Acquisition Proposal made or received after the date of this Agreement, which Cellegy’s Board of Directors determines in good faith constitutes, or is reasonably likely to result in, a Superior Proposal (and is not withdrawn) if: (A) neither Cellegy nor any Representative of Cellegy shall have failed to comply with this Section; (B) the Board of Directors of Cellegy concludes in good faith, after consultation with outside counsel, that the failure to take such action would result in a breach of the fiduciary duties of the Board of Directors of Cellegy under applicable law; (C) within 24 hours following the furnishing of any such nonpublic information to, or entering into discussions with, such Person, Cellegy gives Adamis written notice of the identity of such Person and that Cellegy intends to furnish nonpublic information to, or enter into discussions with, such Person or has furnished, or entered into discussions with, such Person; (D) Cellegy receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to Cellegy as those contained in the Confidentiality Agreement; and (E) within 24 hours following the furnishing of any such nonpublic information to such Person, Cellegy furnishes such nonpublic information to Adamis (to the extent such nonpublic information has not been previously furnished by Cellegy to Adamis).  Without limiting the generality of the foregoing, Cellegy acknowledges and agrees that in the event any Representative of Cellegy takes any action that, if take by Cellegy, would constitutes a failure to comply with this Section by Cellegy, the taking of such action by such Representative shall be deemed to constitute a failure to comply with this Section by Cellegy for purposes of this Agreement; and

(ii) Notwithstanding anything to the contrary set forth in this Agreement, if at any time before obtaining the Required Cellegy Stockholder Vote, Cellegy receives an unsolicited bona fide written Acquisition Proposal that did not relate to a breach of this Section and which the Board of Directors of Cellegy determines in good faith constitutes a Superior Proposal, and each of Cellegy, its Subsidiaries and their respective Representatives have otherwise complied with its obligations under this Section 4.5, the Board of Directors of Cellegy may on five (5) Business Days’ prior written Notice of Superior Proposal to Adamis (which notice shall include the forms of agreements pursuant to which the Superior Proposal would be implemented or, if no such agreements have been proposed, a written summary of the material terms and conditions of such Superior Proposal) (it being understood that Cellegy must deliver a new Notice of Superior Proposal and thereafter negotiate as provided herein in the event of any modification to an Acquisition Proposal if such modification results in the determination that such Acquisition Proposal is a Superior Proposal), take any action otherwise prohibited by Section 4.5(a)(i), (a)(ii), (a)(iii), (a)(iv) or (a)(v) and cause Cellegy to terminate this Agreement pursuant to Section 9.1(i) if (i) the Board of Directors of Cellegy shall have first determined in good faith, after consultation with outside counsel, that there is a reasonable risk that the failure to take such action would result in a breach of its fiduciary duties under the DGCL, and (ii) Cellegy shall have notified Adamis of such determination and offered to discuss in good faith with Adamis (and, if Adamis accepts, thereafter negotiates in good faith), for a period of no less than five (5) Business Days, any adjustments in the terms and conditions of this Agreement proposed by Adamis, and the Board of Directors of Cellegy shall have resolved, after taking into account the results of such discussions and proposals by Adamis, if any, that the Acquisition Proposal remains a Superior Proposal.

(c) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof).  Such Party shall keep the other Party fully informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto and related agreements, draft agreements and modifications thereof.

(d) Each Party shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement, and shall instruct its Representatives accordingly.  Each Party shall not terminate, release or permit the release of any Person from, or waive or permit the waiver of any provision of or right under, any confidentiality, non-solicitation, no hire, “standstill” or similar agreement (whether entered into before or after the date of this Agreement) to which such Party is a party or under which such Party has any rights, and shall enforce or cause to be enforced each such agreement to the fullest extent possible.

(e) Nothing contained in this Section or in Section 5.3 shall prohibit Cellegy from taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or from making any disclosure to Cellegy’s stockholders if, in the good faith judgment of the Board of Directors of Cellegy, after consultation with outside counsel, that the failure to so disclose would result in a breach of its fiduciary duties under the DGCL; provided that disclosure to stockholders pursuant to Rule 14e-2 relating to an Acquisition Proposal or Acquisition Inquiry shall be deemed to be a Change in the Cellegy Board Recommendation unless the Board of Directors of Cellegy expressly, and without qualification, concurrently with such disclosure reaffirms the Cellegy Board Recommendation.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1. Proxy Statement; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, Cellegy, in cooperation with Adamis, shall prepare and file with the SEC the Registration Statement, which may include the Proxy Statement, to register under the Securities Act the issuance and resale (to the extent permitted by the SEC) of shares of Cellegy Common Stock in connection with the Merger.  The Proxy Statement shall, among other things, include the Cellegy Board Recommendation and (i) solicit the approval of and include the recommendation of the Board of Directors of Cellegy to Cellegy’s stockholders that they vote in favor of the Merger, (iii) solicit the approval of and include the recommendation of the Board of Directors of Cellegy to Cellegy’s stockholders that they vote in favor of the Cellegy Charter Amendment; and (iv) solicit the approval of and include the recommendation of the Board of Directors of Cellegy to Cellegy’s stockholders that they vote in favor of the Cellegy Name Change Amendment; and (v) solicit the approval of and include the recommendation of the Board of Directors of Cellegy to Cellegy’s stockholders that they vote in favor of the Plan Amendment.  Adamis shall promptly furnish to Cellegy all information concerning Adamis and its Subsidiaries, and shall use its commercially reasonable efforts to cause to be finished all information with respect to its stockholders, that is required to be disclosed in the Registration Statement and the Proxy Statement.

(b) Cellegy shall use all reasonable efforts to cause the Proxy Statement and the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, and shall respond promptly to any comments of the SEC or its staff and shall use its reasonable best efforts to resolve any comments of SEC on the Proxy Statement or the Registration Statement as promptly as reasonably practicable.  Cellegy shall use its commercially reasonable efforts to cause the definitive Proxy Statement to be mailed to Cellegy’s stockholders and the Registration Statement to be delivered to the stockholders of Adamis as promptly as practicable after review by the SEC has been completed.  Cellegy shall notify Adamis promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or Registration Statement and shall supply Adamis with copies of all correspondence between Cellegy or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement and the Registration Statement.  Adamis and its counsel shall be given a reasonable opportunity to review and comment upon the Proxy Statement and Registration Statement and related materials, any proposed amendment or supplement to the Proxy Statement or Registration Statement and any response to any comments from the SEC or other correspondence before its filing with the SEC or dissemination to Cellegy’s stockholders or Adamis’ stockholders.  Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or Registration Statement, Adamis or Cellegy, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Cellegy or Adamis, such amendment or supplement as promptly as possible.  Without limiting the foregoing, each of the parties shall promptly provide the other party with corrections to any information provided by it for use in the Proxy Statement and Registration Statement, if and to the extent any such information shall be or have become false or misleading in any material respect, and Cellegy shall take all reasonable steps necessary to correct the same and to cause the Proxy Statement and Registration Statement as so corrected to be disseminated to Cellegy’s stockholders and Adamis’ stockholders, in each case to the extent required by applicable law or otherwise deemed appropriate by the parties.

(c) Before the Effective Time, Cellegy shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after filing, and to obtain all regulatory approvals needed to ensure that the Cellegy Common Stock to be issued and registered for resale in the Merger will (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every state of the United States in which any registered holder of Adamis Capital Stock has an address of record; provided, however, that Cellegy shall not be required (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified or (ii) to file a general consent to service of process in any jurisdiction.

5.2. Adamis Stockholder Approval.

(a) Adamis shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Adamis Capital Stock to vote on the approval of the Merger, adoption of this Agreement, and related matters (in either case, the “Adamis Stockholders Meeting”).  The Adamis Stockholders Meeting shall be held as promptly as reasonably practicable after the effectiveness of the Registration Statement.  Adamis shall ensure that all proxies and consents solicited in connection with the Adamis Stockholders Meeting are solicited in compliance with all applicable Legal Requirements.  Alternatively, the parties agree that the holders of Adamis Capital Stock may take all action required under this Agreement by action by written consent as permitted by the DGCL in lieu of an actual meeting of the holders of Adamis Capital Stock.

(b) Adamis agrees that, subject to Section 4.5: (i) the Board of Directors of Adamis shall recommend that the holders of Adamis Capital Stock vote to approve the Merger and adopt this Agreement and such other matters contemplated by this Agreement, and shall use commercially reasonable efforts to solicit such approval (the recommendation of the board of directors of Adamis that the stockholders of Adamis vote to adopt this Agreement and such other matters contemplated by this Agreement being referred to as the “Adamis Board Recommendation”); and (ii) the Board of Directors of Adamis shall not make or effect any change, withdrawal, qualification or modification of the Adamis Board Recommendation in any manner that would reasonably be expected to prevent, delay or materially impair the consummation of the Merger or any of the other Contemplated Transactions.

5.3. Cellegy Stockholder Meeting; Change in the Cellegy Board Recommendation; Adoption of Agreement by Cellegy as Sole Stockholder of Merger Sub.

(a) Cellegy shall take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Cellegy Common Stock to vote on the Merger, the Cellegy Charter Amendment and the Cellegy Name Change Amendment and the Stock Plan Amendment (such meeting, the “Cellegy Stockholders Meeting”).  Cellegy shall use its commercially reasonable efforts to ensure that all proxies solicited in connection with the Cellegy Stockholders Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Cellegy agrees that, subject to Sections 4.5 and 5.3(d): (i) the Board of Directors of Cellegy shall recommend that the holders of Cellegy Common Stock vote to (A) approve the Merger, (B) adopt the Cellegy Charter Amendment, (C) adopt the Cellegy Name Change Amendment, (D) adopt the Plan Amendment, and (E) such other matters as may be reasonably necessary to effect the Merger and the other Contemplated Transactions, and shall use commercially reasonable efforts to solicit such approval or adoption, as the case may be (proposals “(A)” through “(E)” being the “Proposals”), (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of Cellegy recommends that the stockholders of Cellegy vote to (A) approve the Merger, (B) adopt the Cellegy Charter Amendment, (C) adopt the Cellegy Name Change Amendment, (D) adopt the Stock Plan Amendment, and (E) approve  such other matters as may be reasonably necessary to effect the Merger and the other Contemplated Transactions (such recommendation being referred to herein as the “Cellegy Board Recommendation”); and (iii) the Board of Directors of Cellegy shall not make or effect any Change in the Cellegy Board Recommendation.

(c) Subject to Section 4.5, Cellegy shall take all action that is both reasonable and lawful to solicit the approval of its stockholders of the Proposals and shall take all other action reasonably necessary or advisable to secure the vote or consent of the stockholders of Cellegy required by the DGCL to obtain such approvals.  If, on the date of Cellegy Stockholder Meeting or any subsequent adjournment thereof pursuant to this Section, Cellegy has not received proxies representing a sufficient number of shares of Cellegy Common Stock to approve the Proposals, Cellegy shall, if requested by Adamis, adjourn Cellegy Stockholder Meeting until such date or dates as Cellegy determines in good faith (subject to Adamis’ prior approval not to be unreasonably withheld, delayed or conditioned) the Required Cellegy Stockholder Vote is reasonably likely to be obtained, and shall continue to use its commercially reasonable efforts, together with its proxy solicitor, to assist in the solicitation of proxies from stockholders relating to Cellegy stockholder approval.

(d) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time before the adoption of this Agreement by the Required Cellegy Stockholder Vote, the Board of Directors of Cellegy may effect a Change in the Cellegy Board Recommendation in accordance with the provisions of Section 4.5(b), provided that Adamis must receive not less than five (5) Business Days prior written notice from Cellegy confirming that Cellegy’s Board of Directors has determined to make a Change in the Cellegy Board Recommendation.  For purposes of this Agreement, “Change in the Cellegy Board Recommendation” means any: (i) withholding, withdrawal, qualification or modification of (or any proposal or resolution to withhold, withdraw, qualify or modify) the Cellegy Board Recommendation in any manner adverse to Adamis; (ii) action or statement by Cellegy, any of its Subsidiaries or any of their respective Representatives in connection with Cellegy Stockholder Meeting contrary to the Cellegy Board Recommendation; (iii) taking any position other than opposition (including making no recommendation), by Cellegy’s Board of Directors with respect to an Acquisition Proposal that has been publicly disclosed or otherwise become known to any Person other than Cellegy, Adamis and their respective Representatives after a reasonable amount of time has elapsed for Cellegy’s Board of Directors to review and make a recommendation with respect thereto (and in no event more than ten Business Days after being publicly disclosed or otherwise become known to any Person other than Cellegy, Adamis and their respective Representatives); (iv) failure of Cellegy’s Board of Directors to (A) if a tender offer, take-over bid or exchange offer that constitutes or would constitute an Acquisition Proposal (other than by Adamis) is commenced, recommend that the Cellegy stockholders not accept such tender offer, take-over bid or exchange offer after a reasonable amount of time has elapsed for Cellegy’s Board of Directors to review and make a recommendation with respect thereto (and in no event more than ten Business Days following commencement of such tender offer, take-over bid or exchange offer), or (B) reaffirm in writing the Cellegy Board Recommendation in connection with a disclosure pursuant to Section 4.5(f) or otherwise within two Business Days of a request by Adamis to do so; or (v) approval, adoption or recommendation, or publicly disclosed proposal to approve, adopt or recommend, an Acquisition Proposal.

(e) Cellegy’s obligation to call, give notice of and hold Cellegy Stockholder Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by any Change in the Cellegy Board Recommendation or the commencement, disclosure, announcement or submission of a Superior Proposal or Acquisition Proposal.

(f) Cellegy, as sole stockholder of Merger Sub, shall adopt this Agreement as soon as practicable following the Execution Date by action by written consent, as permitted by the DGCL 228 in lieu of an actual meeting of the stockholders of Merger Sub.

5.4. Regulatory Approvals.  Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Entity with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Entity.

5.5. Indemnification of Officers and Directors.

(a) From and after the Effective Time through the third anniversary of the date the Effective Time occurs, Cellegy shall and shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Cellegy and Adamis pursuant to any indemnification provisions under their respective certificates of incorporation and bylaws as in effect on the date of this Agreement (the persons entitled to be indemnified pursuant to such provisions being referred to collectively as the “D&O Indemnified Parties”).

(b) The certificate of incorporation and bylaws of Cellegy and the Surviving Corporation, as the case may be, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Cellegy than are presently set forth in the certificate of incorporation and bylaws of Cellegy, which provisions shall not be amended, modified or repealed for a period of six (6) years time from the Effective Time in a manner that would adversely affect the rights thereunder of the D&O Indemnified Parties.

(c) Cellegy, at its election, may purchase “tail” coverage for up to six (6) years from the Closing, relating to the current directors’ and officers’ liability insurance policies maintained by Adamis or Cellegy (provided that Cellegy may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable) with respect to matters occurring on or before the Closing.

(d) Cellegy shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by the D&O Indemnified Parties in connection with their enforcement of their rights provided in this Section 5.5 pursuant to any indemnification provisions under their respective certificates of incorporation and bylaws as in effect on the date of this Agreement.

(e) The provisions of this Section are intended to be in addition to the rights otherwise available to the D&O Indemnified Parties by law, charter, statute, by-law or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(f) Cellegy shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section.

5.6. Additional Agreements.

(a) Subject to Sections 4.5, 5.2(c), 5.3(d) and 5.6(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions.  Without limiting the generality of the foregoing, but subject to Section 5.6(b), each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) reasonably required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Legal Requirement or Material Contract) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.  Each Party shall provide to the other Party a copy of each proposed filing with or other submission to any Governmental Entity relating to any of the Contemplated Transactions, and shall give the other Party a reasonable time before making such filing or other submission in which to review and comment on such proposed filing or other submission.  Each Party shall promptly deliver to the other Party a copy of each such filing or other submission made, each notice given and each Consent obtained by such Party during the Pre-Closing Period.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Entity or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Merger or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or order, writ, injunction or decree might not be advisable.

5.7. Disclosure.  Without limiting any of either Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any public disclosure regarding the Merger or any of the other Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure (which approval shall not be unreasonably withheld); or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Adamis and Cellegy may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Adamis or Cellegy in compliance with this Section 5.7.

5.8. Directors; Officers.  Prior to the Effective Time, and subject to the receipt of any required stockholder vote, Cellegy shall take all action necessary (i) to cause the number of members of the Board of Directors of Cellegy to be fixed at a number to be determined by Adamis, effective at the Effective Time; (ii) to obtain the resignations, effective at the Effective Time, of the directors of Cellegy determined by Adamis, (iii) cause each of the individuals identified by Adamis to Cellegy in writing to be appointed as a director of Cellegy, effective at the Effective Time, and (iv) to have the Board of Directors of Cellegy appoint as officers of Cellegy, effective at the Effective Time, such persons as Adamis identifies to Cellegy.

5.9. Tax Matters.

(a) Cellegy, Merger Sub and Adamis shall use their respective commercially reasonable efforts to cause the Merger to qualify, and shall use their respective commercially reasonable efforts not to, and not to permit or cause any affiliate or any subsidiary to, take any actions or cause any action to be taken which would prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Cellegy, Merger Sub and Adamis shall report the Merger as reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.10. Cellegy Amendment.  Subject to Section 5.3(d), Cellegy agrees to recommend to its stockholders that the Certificate of Incorporation of Cellegy be amended, by means of one of more amendments to be mutually agreed upon by Cellegy and Adamis: (i) to change the corporate name of Cellegy to a name designated by Adamis before the definitive Cellegy Proxy Statement is mailed to its stockholders (the “Cellegy Name Change Amendment”); (ii) to increase the number of authorized shares of capital stock of Cellegy to 185,000,000 shares, consisting of 175,000,000 shares of Cellegy Common Stock and 10,000,000 shares of Cellegy Preferred Stock (the “Charter Amendment”); and (iii) to amend the Cellegy Stock Plan to increase the number of shares reserved for issuance under the plan to a number of (post-Reverse Split) shares of Cellegy Common Stock reasonably determined by Adamis and to make such other changes thereto as may be reasonably determined by Adamis (the “Stock Plan Amendment”).

5.11. Adamis’ Auditors. Adamis will use its commercially reasonable efforts to cause its management and its independent auditors to facilitate on a timely basis (i) the preparation of financial statements (including pro forma financial statements if required) as required by Cellegy to comply with Legal Requirements, and (ii) the review of Adamis’ audit work papers for up to the past two years or such lesser period of which Adamis has been in existence, including the examination of selected interim financial statements and data.

5.12. Cellegy’s Auditors.  Cellegy will use its commercially reasonable efforts to cause its management and its independent auditors to facilitate on a timely basis (i) the preparation of financial statements (including pro forma financial statements if required) as required by Adamis to comply with Legal Requirements, and (ii) the review by Adamis and its Representatives of Cellegy’s audit work papers for up to the past two years, including the examination of selected interim financial statements and data.

5.13. Legends.  Cellegy shall be entitled to place such appropriate legends on the certificates evidencing any shares of Cellegy Common Stock to be received in the Merger by equity holders of Adamis as Cellegy reasonably determines is required or appropriate under applicable laws.

5.14. Confidentiality.  Each of Cellegy and Adamis hereby agrees that the information obtained in any investigation pursuant to this Agreement, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transaction contemplated hereby shall be governed by the terms of the Bilateral Confidential Disclosure Agreement dated as of June 27, 2007, previously executed by and between Adamis and Cellegy (the “Confidentiality Agreement”).

5.15. FIRPTA Compliance.  On the Closing Date, Adamis shall deliver to Cellegy a properly executed statement in a form reasonably acceptable to Cellegy for purposes of satisfying Cellegy’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

5.16. Rule 16b-3.  The Board of Directors of Cellegy, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall, reasonably promptly after the date hereof, and in any event before the Effective Time, adopt a resolution providing that the receipt, by those officers and directors of Adamis who may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Cellegy Common Stock following the Effective Time, of Cellegy Common Stock in the Merger is intended to be an exempt transaction under such Rule 16b-3.

5.17. Equity Financing.  Cellegy agrees to cooperate with Adamis to take mutually agreeable actions in connection with any Equity Financing, including, without limitation, (a) executing and delivering a mutually acceptable placement agent agreement or joinder thereto, (b) executing a mutually acceptable Securities Purchase Agreement or other documentation in connection with any Equity Financing, and (c) using its best efforts to take all actions required to maintain the listing of the Cellegy Common Stock on the OTC Bulletin Board and not take any actions that would cause the removal of such listing.  Prior to the Effective  Time, Cellegy will not conduct any offering other than the transactions contemplated hereby that will be integrated with the offer or issuance of Cellegy Common Stock issued in connection with any Equity Financing, which would impair the exemptions relied upon in any Equity Financing.

5.18. Termination of Retention Plan.  Cellegy agrees to take such actions as may be required to terminate its Retention Plan for Executives before the Closing Date.

ARTICLE VI
CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or before the Closing, of each of the following conditions:

6.1. Stockholder Approval.  This Agreement and the Merger shall have been duly adopted by the Required Adamis Stockholder Vote, and the Merger, the Cellegy Charter Amendment, and the Cellegy Name Change Amendment and the Stock Plan Amendment and such other matters as may be reasonably necessary to effect the Merger and the other Contemplated Transactions shall have been duly approved or adopted, as the case may be, by the Required Cellegy Stockholder Vote.

6.2. No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger illegal.

6.3. Governmental Authorization.  Any Governmental Authorization or other Consent required to be obtained by any of the Parties under any applicable antitrust or competition law or regulation or other Legal Requirement shall have been obtained and shall remain in full force and effect.

6.4. No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business.  There shall not be any Legal Proceeding pending, or overtly threatened in writing by an official of a Governmental Entity in which such Governmental Entity indicates that it intends to conduct any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other Contemplated Transactions; (b) relating to the Merger and seeking to obtain from Cellegy, Merger Sub or Adamis any damages or other relief that would have a Material Adverse Effect on the Combined Company; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Cellegy; (d) that could have a Material Adverse Effect on the right or ability of the Combined Company to own the assets or operate the business of the Combined Company; or (e) seeking to compel Adamis, Cellegy or any Subsidiary of Cellegy to dispose of or hold separate any assets that are material to the Combined Company as a result of or following the Merger or any of the Contemplated Transactions.

6.5. Registration Statement.  The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn and all state securities or “blue sky” authorizations necessary to carry out the transactions contemplated hereby shall have been obtained and be in effect.

ARTICLE VII
ADDITIONAL CONDITIONS PRECEDENT TO
OBLIGATIONS OF CELLEGY AND MERGER SUB

The obligations of Cellegy and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Cellegy, at or before the Closing, of each of the following conditions:

7.1. Accuracy of Representations.  The representations and warranties of Adamis contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect on the Combined Company, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date).

7.2. Performance of Covenants.  Each of the covenants and obligations in this Agreement that Adamis is required to comply with or to perform at or before the Closing shall have been complied with and performed by Adamis in all material respects, except where the failure to perform such covenants or obligations would not have a Material Adverse Effect on the Combined Company.

7.3. No Material Adverse Effect.  From the Execution Date through the Effective Time, there shall not have occurred any Material Adverse Effect on Adamis that shall be continuing as of the Effective Time and that would have a Material Adverse Effect on the Combined Company.

7.4. Agreements and Other Documents.  Cellegy shall have received the following agreements and other documents, each of which shall be in full force and effect:

(a) a certificate of Adamis executed on its behalf by the Chief Executive Officer and Chief Financial Officer of Adamis confirming that the conditions set forth in Sections 7.1, 7.2, 7.3 and 7.4 have been duly satisfied; and

(b) certificates of good standing (or equivalent documentation) of Adamis in its jurisdiction of incorporation and the various foreign jurisdictions in which it is qualified (except where the failure to have obtained such certificates would not result in a Material Adverse Effect on the Combined Company), certified charter documents, a certificate as to the incumbency of officers and the adoption of resolutions of the Board of Directors of Adamis authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Adamis hereunder.

ARTICLE  VIII
 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF ADAMIS

The obligations of Adamis to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Adamis, at or before the Closing, of each of the following conditions:

8.1. Accuracy of Representations.  The representations and warranties of Cellegy and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect on the Combined Company, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date).

8.2. Performance of Covenants.  All of the covenants and obligations in this Agreement that Cellegy or Merger Sub is required to comply with or to perform at or before the Closing shall have been complied with and performed in all material respects, except where the failure to perform such covenants or obligations would not have a Material Adverse Effect on the Combined Company .

8.3. No Material Adverse Effect.  From the Execution Date through the Effective Time, there shall not have occurred any Material Adverse Effect on Cellegy that continues as of the Effective Time and that would have a Material Adverse Effect on the Combined Company.

8.4. Documents.  Adamis shall have received the following documents:

(a) a certificate of Cellegy executed on its behalf by the Chief Executive Officer and Chief Financial Officer of Cellegy confirming that the conditions set forth in Sections 8.1, 8.2 and 8.4 have been duly satisfied;

(b) certificates of good standing (or equivalent documentation) of each of Cellegy and Merger Sub in Delaware, Pennsylvania (for Cellegy only) and the various foreign jurisdictions in which it is qualified (except where the failure to have obtained such certificates would not result in a Material Adverse Effect on the Combined Company), certified charter documents, a certificate as to the incumbency of officers and the adoption of resolutions of the Boards of Directors of Cellegy and Merger Sub authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Cellegy and Merger Sub hereunder; and

(c) Written resignations in forms reasonably satisfactory to Adamis, dated as of the Closing Date and effective as of the Closing, executed by the directors and officers of Cellegy who are not to continue as directors or officers of Cellegy.

8.5. Sarbanes-Oxley Certifications.  Neither the principal executive officer nor the principal financial officer of Cellegy shall have failed to provide, with respect to any Cellegy SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.

8.6. Board of Directors.  Cellegy shall have caused the Board of Directors of Cellegy to be constituted as set forth in Section 5.8 of this Agreement.

8.7. Officers.  Each of the individuals identified by Adamis prior to the Effective Time shall have been appointed officers of Cellegy as of the Effective Time.

8.8. Certificate of Amendment.  The amendments to the Cellegy Restated Certificate of incorporation, including the increase in the number of authorized shares, the Reverse Stock Split, and the name change (the “Cellegy Charter Amendment”), as contemplated by this Agreement, shall have become effective under the DGCL.

8.9. SEC Reports.  Cellegy shall have timely filed with the SEC and/or the OTC Bulletin Board all reports and other documents required to be filed under the Securities Act or Exchange Act and to maintain its OTC Bulletin Board listing.

ARTICLE IX
TERMINATION

9.1. Termination.  This Agreement may be terminated before the Effective Time (whether before or after receipt of the Required Adamis Stockholder Vote or Required Cellegy Stockholder Vote, unless otherwise specified below):

(a) by mutual written consent duly authorized by the Boards of Directors of Cellegy and Adamis;

(b) by either Cellegy or Adamis if the Merger shall not have been consummated by (i) August 31, 2008, if the SEC does not review the Registration Statement, and (ii) if the SEC does review the Registration Statement then September 30, 2008 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure to fulfill or diligently pursue fulfillment of any material obligation under this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before the Outside Date;

(c) by either Cellegy or Adamis if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that neither Party may terminate this Agreement pursuant to this Section 9.1(c) unless that party first shall have used its reasonable best efforts to procure the removal, reversal, dissolution, setting aside or invalidation of any such order, decree, ruling or action;

(d) by either Cellegy or Adamis if (i) Cellegy Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Cellegy’s stockholders shall have taken a final vote on the Merger, the Cellegy Charter Amendment and (ii) any of the Merger or the Cellegy Charter Amendment shall not have been approved or adopted at Cellegy Stockholder Meeting (and shall not have been approved or adopted at any adjournment or postponement thereof) by the Required Cellegy Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Cellegy where the failure to obtain the Required Cellegy Stockholder Vote shall have been caused by the action or failure to act of Cellegy and such action or failure to act constitutes a breach by Cellegy of this Agreement;

(e) by Adamis (at any time before the receipt of the Required Cellegy Stockholder Vote) if a Cellegy Triggering Event shall have occurred;

(f) by Cellegy (at any time before the receipt of the Required Cellegy Stockholder Vote) if an Adamis Triggering Event shall have occurred;

(g) by Adamis, upon a material breach of any representation, warranty, covenant or agreement on the part of Cellegy or Merger Sub set forth in this Agreement, or if any representation or warranty of Cellegy or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Cellegy’s or Merger Sub’s representations and warranties or breach by Cellegy or Merger Sub is curable by Cellegy or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the earliest of (i) the Outside Date; (ii) the expiration of a thirty (30) day period commencing upon delivery of written notice from Adamis to Cellegy or Merger Sub of such breach or inaccuracy; and (iii) Cellegy or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Cellegy or Merger Sub is cured before such termination becoming effective);

(h) by Cellegy, upon a material breach of any representation, warranty, covenant or agreement on the part of Adamis set forth in this Agreement, or if any representation or warranty of Adamis shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Adamis’ representations and warranties or breach by Adamis is curable by Adamis then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the Outside Date; (ii) the expiration of a thirty (30) day period commencing upon delivery of written notice from Cellegy to Adamis of such breach or inaccuracy; and (iii) Adamis ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Adamis is cured before such termination becoming effective); or

(i)  by Cellegy in accordance with the terms and subject to the conditions of Section 4.5(b)(ii).

9.2. Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) Section 5.9, this Section 9.2, Section 9.3, and Section 10 and the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3. Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) Cellegy shall pay Adamis a nonrefundable, fee in an amount equal to $150,000 (the “Cellegy Termination Fee”) in the event that this Agreement is terminated: (i) by Cellegy or Adamis pursuant to Section 9.1(d); (ii) by Adamis pursuant to Section 9.1(e); or (iii) by Cellegy pursuant to Section 9.1(i).  Any Cellegy Termination Fee due under this Section shall be paid to Adamis by wire transfer of same-day funds within five Business Days of termination.

(c) Adamis shall pay Cellegy a nonrefundable, fee in an amount not to exceed $150,000 (the “Adamis Termination Fee”) in the event that this Agreement is terminated by Cellegy pursuant to Section 9.1(f).  Any Adamis Termination Fee due under this Section 9.3(c) shall be paid to Cellegy by wire transfer of same-day funds within five Business Days of termination.

(d) If either Party fails to pay when due any amount payable by such Party under Section 9.3(b) or 9.3(c), as applicable then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.1. Non-Survival of Representations and Warranties.  The representations and warranties of Adamis, Merger Sub and Cellegy contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article 10 shall survive the Effective Time.

10.2. Amendment.  This Agreement may be amended with the approval of the respective Boards of Directors of Adamis and Cellegy at any time (whether before or after the receipt of the Required Adamis Stockholder Vote or Required Cellegy Stockholder Vote); provided, however, that after any such adoption and approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of such Party without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Adamis and Cellegy.

10.3. Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4. Entire Agreement; Counterparts; Exchanges by Facsimile.  This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5. Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of California (except to the extent that the DGCL governs the procedures relating to the Merger), regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.  In any action or suit between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of California; (b) if any such action or suit is commenced in a state court, then, subject to applicable Legal Requirements, no Party shall object to the removal of such action or suit to any federal court located in the county of San Diego, and (c) the parties agree that service of progress may be made in the manner provided for in this Agreement for delivery of notices.

10.6. Waiver of Jury Trial.  EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

10.7. Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be given by means of hand delivery, registered mail, courier or express delivery service, or facsimile.  Notices shall be deemed delivered and received (i) upon delivery by hand, (ii) three (3) Business Days after deposit in the U.S. mails, certified or registered mail, (iii) one (1) Business Day after delivery to a reputable overnight courier service for next business-day delivery (with confirmation of delivery), or (iv) one (1) Business Day after transmission by facsimile to the number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in written notice given to the other parties here), with confirmation of successful transmission:

                                if to Cellegy :

2085B Quaker Point Road
Quakertown, PA 18951
Attention: Chief Executive Officer
Telephone No.:  (215) 529-6084
Facsimile No.:  (215) 529-6086

with a copy to:

C. Kevin Kelso
Weintraub Genshlea Chediak
400 Capitol Mall, 11th Floor
Sacramento, California 95814
Telephone: (916) 558-6000
Fax: (916) 446-1611
Email:  kkelso@weintraub.com

if to Adamis:

Adamis Pharmaceuticals Corporation
2658 Del Mar Heights Road, #555
Del Mar, CA 92014
Attention: President
Telephone No.: (858) 401-3984

with a copy to:

Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121
Attention:  Patrick Loofbourrow, Esq.
Telephone No.:  (858) 550-6000
Facsimile No.:  (858) 550-6420
Email: loof@cooley.com

10.8. Cooperation.  Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.9. Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination

10.10. Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  The Parties hereto agree that irreparable damage would occur in the event that any of the material provisions of the Confidentiality Agreement, as modified by Section 5.14 of this Agreement, were not performed in material respects or were otherwise breached in material respects (a “Confidentiality Action”).  It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at law or in equity, without, solely with respect to a Confidentiality Action, the necessity of proving actual damages and without posting bond or other security.  Notwithstanding the foregoing, in the event that this Agreement is terminated by Adamis pursuant to Section 9.1(e) or by Cellegy pursuant to Section 9.1(f) or 9.1(i) above, Adamis’ or Cellegy’s sole and exclusive remedy hereunder shall be that provided in Section 9.3(b) or (c), respectively.

10.11. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Reorganization to be executed as of the date first above written.

            CELLEGY PHARMACEUTICALS, INC.

            By:  /s/ Richard C. Williams
            Name:  Richard C. Williams
            Title:    Chief Executive Officer

            CELLEGY HOLDINGS, INC.

            By:  /s/ Richard C. Williams
            Name: Richard C. Williams
            Title:  Chief Executive Officer

            ADAMIS PHARMACEUTICALSCORPORATION

            By: /s/ Dennis J. Carlo
            Name: Dennis J. Carlo
            Title: President/CEO

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement:

“Acquisition Inquiry” shall mean, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Adamis, on the one hand or Cellegy, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal from such Party.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by Adamis, on the one hand or Cellegy, on the other hand to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” shall mean any transaction or series of transactions (except for the Contemplated Transactions) involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (ii) a Party or any of its Subsidiaries issues securities representing more than 50% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries (other than, solely with respect to Adamis, through any capital raising transaction);

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for: (i) 50% or more of the consolidated book value of the assets of a Party and its Subsidiaries, taken as a whole; or (ii) 50% or more of the fair market value of the assets of a Party and its Subsidiaries, taken as a whole, excluding, solely with respect to Adamis, any transfer or lien to a creditor of Adamis;

(c) any liquidation or dissolution of a Party; or

(d) with respect to Cellegy only, any acquisition or purchase by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of a 10% or more interest in the total voting power of Cellegy or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or “group”  (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 10% or more of the total outstanding voting securities of Cellegy or any of its Subsidiaries.

“Adamis” shall have the meaning set forth in the Preamble.

“Adamis Bylaws” shall mean the bylaws of Adamis as currently in effect.

“Adamis Capital Stock” shall mean shares of Adamis Common Stock and, if any, Adamis Preferred Stock.

“Adamis Charter” shall mean the certificate of incorporation of Adamis, as in effect on the date of this Agreement.

“Adamis Common Stock” shall have the meaning set forth in the Recitals.

“Adamis Disclosure Letter” shall have the meaning set forth in the first paragraph of Article II.

“Adamis Employee Plan” shall have the meaning set forth in Section 2.13(a).

“Adamis Financial Statements” shall have the meaning set forth in Section 2.8.

“Adamis’ Knowledge” shall mean (a) the actual knowledge, after reasonable diligence, of the officers and directors of Adamis and (b) such facts and circumstances each of the officers and directors of Adamis should have known given his involvement in Adamis and the information available to him.

“Adamis Options” shall mean all options, warrants or other rights, if any, that may be outstanding to purchase, acquire or otherwise receive shares of Adamis Capital Stock (whether or not vested) held by current or former employees or directors of or consultants to Adamis.

“Adamis Note” shall have the meaning set forth in the Recitals.

“Adamis Patent and Proprietary Rights” shall have the meaning set forth in Section 2.11.

“Adamis Preferred Stock” shall mean shares of preferred stock of Adamis.

“Adamis Restricted Stock” shall have the meaning set forth in Section 1.6(c).

“Adamis Stock Certificate” shall have the meaning set forth in Section 1.6(f).

“Adamis Stockholder” shall mean each holder of any Adamis Capital Stock immediately before the Effective Time.

“Adamis Termination Fee” shall have the meaning set forth in Section 9.3(c).

“Adamis Triggering Event” shall be deemed to have occurred if (i) Adamis or any of its Subsidiaries or Representatives shall have failed to comply with the provisions set forth in Section 4.5 of the Agreement in any material respect, or (ii) Adamis or any of its Representatives shall change the Adamis Board Recommendation or not convene the Adamis Stockholders Meeting (or obtain the Required Adamis Stockholder Vote by written consent).

“Agreement” shall mean the Agreement and Plan of Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Ancillary Agreements” shall have the meaning as set forth in Section 2.3.

“Base Date” shall have the meaning as set forth in Section 2.9.

“Business” shall mean the business and operations of a party.

“Business Day” shall mean any day other than a day on which banks in the State of California are authorized or obligated to be closed.

 “Cellegy ” shall have the meaning set forth in the Preamble.

“Cellegy Board Recommendation” shall have the meaning set forth in Section 5.3.

“Cellegy Bylaws” shall mean the bylaws of Cellegy as currently in effect.

“Cellegy Charter” shall mean the certificate of incorporation of Cellegy, as in effect on the date of this Agreement.

“Cellegy Charter Amendment” shall have the meaning set forth in Section 8.9.

“Cellegy Common Stock” shall have the meaning set forth in the Recitals.

“Cellegy Disclosure Letter” shall have the meaning set forth in the first paragraph of Article III.

“Cellegy Employee Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other contract between Cellegy or any of its Subsidiaries and any current employee thereof, other than any such management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other contract with such employee which is terminable “at will” without any obligation on the part of Cellegy or any of its Subsidiaries to make any payments or provide any benefits in connection with such termination.

“Cellegy Employee Plan” shall have the meaning set forth in Section 3.12.

“Cellegy Financial Statements” shall have the meaning set forth in Section 3.8(b).

“Cellegy’s Knowledge” shall mean (a) the actual knowledge, after reasonable diligence, of Cellegy’s officers and directors and (b) such facts and circumstances each of the officers and directors of Cellegy should have known given his involvement in Cellegy and the information available to him.

“Cellegy Name Change Amendment” shall have the meaning set forth in Section 5.12.

“Cellegy Net Working Capital” shall mean the amount of Cellegy’s current assets minus current liabilities (not including the Adamis Note), as reflected in Cellegy’s financial records as of the end of the month immediately before the month in which the Closing occurs.

“Cellegy Options” shall mean options or other rights to purchase or acquire shares of Cellegy Common Stock issued by Cellegy.

“Cellegy Patent and Proprietary Rights” shall have the meaning as set forth in Section 3.10 of this Agreement.

“Cellegy Preferred Stock” shall mean shares of preferred stock, par value $0.0001 per share, of Cellegy.

“Cellegy Product” shall mean those products, compounds, proteins or other biological materials that are manufactured, tested, the subject of trials or studies, distributed and/or marketed by or on behalf of Cellegy or any of its Subsidiaries.

“Cellegy Products” shall have the meaning set forth in Section 3.20.

“Cellegy Restated Certificate” shall have the meaning set forth in Section 1.5(a).

“Cellegy SEC Reports” shall have the meaning as set forth in Section 3.8.

“Cellegy Stock Plan” shall have the meaning set forth in Section 5.12.

“Cellegy Stockholder Meeting” shall have the meaning set forth in Section 5.3.

“Cellegy Termination Fee” shall have the meaning set forth in Section 9.3.

“Cellegy Triggering Event” shall be deemed to have occurred if: (i) there shall have occurred a Change in the Cellegy Board Recommendation; (ii) Cellegy shall have failed to hold the Cellegy Stockholder Meeting within sixty (60) days after the definitive Proxy Statement is filed with the SEC (other than to the extent that Cellegy determines, in good faith, that the Required Cellegy Stockholder Vote will not be obtained at a meeting held within such time, in such case the sixty (60) day period shall be tolled until such time as Cellegy determines, in good faith, that the Required Cellegy Stockholder Vote can be obtained at a meeting, in each case in accordance with Section 5.3(d)), (iii) Cellegy or any of its Subsidiaries or Representatives shall have failed to comply with the provisions set forth in Section 4.5 of the Agreement in any material respect, or (iv) Cellegy shall have delivered a Notice of Superior Proposal under Section 4.5(b).

“Certificate of Merger” shall have the meaning as set forth in Section 1.3.

“Change in the Cellegy Board Recommendation” shall have the meaning set forth in Section 5.3.

“Closing” shall have the meaning as set forth in Section 1.3.

“Closing Date” shall have the meaning set forth in Section 1.3.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Combined Company” shall mean Cellegy and Adamis and their respective Subsidiaries (and, after the Closing, the Surviving Corporation), taken together as a whole.

“Confidentiality Action” shall have the meaning set forth in Section 10.10 of this Agreement.

“Confidentiality Agreement” shall have the meaning as set forth in Section 5.17 of this Agreement.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any necessary Governmental Authorization).

“Contemplated Transactions” shall mean the Merger and the other transactions and actions expressly contemplated by the Agreement.

“Contract” shall, with respect to any Person, mean any written, oral or other agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

“Convertible Securities” shall mean and include options, warrants and other rights for the purchase of common stock or any stock or security convertible into or exchangeable for common stock.

“Costs” shall have the meaning set forth in Section 5.7.

“Current Balance Sheet” shall have the meaning as set forth in Section 2.8.

“D&O Indemnified Parties” shall have the meaning set forth in Section 5.7.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Dissenting Shares” shall have the meaning as set forth in Section 1.8.

“Dissenting Stockholder” shall have the meaning set forth in Section 1.8.

“Encumbrances” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” shall have the meaning set forth in Section 2.2.

 “Exchange Agent” shall have the meaning set forth in Section 1.10(a).

“Exchange Ratio” shall have the meaning set forth in Section 1.7.

“Exchange Shares” shall have the meaning set forth in Section 1.10(b).

“Effective Time” shall have the meaning as set forth in Section 1.3.

“Environment” shall mean soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), ground waters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

“Environmental, Health, and Safety Liabilities” shall mean any cost, damages, expense, liability, obligation, or other responsibility arising out of any Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

(i)            any fines, penalties, judgments, awards, settlements, legal or administrative Legal Proceedings, damages, losses, claims, demands and response, investigative, remedial, compliance, corrective or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products); or

(iii)            financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions ("Cleanup") required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Entity or any other Person) and for any natural resource damages.

The terms “removal,” “remedial,” and “response action,” include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., as amended ("CERCLA").

“Environmental Law” shall mean all federal, state and local laws, statutes, regulations, ordinances, codes, rules and other governmental restrictions and requirements relating to the discharge of air pollutants, water pollutants or processed waste water or otherwise relating in any manner to the environment, pollutants or hazardous substances or materials, including but not limited to the Federal Solid Waste Disposal Act; the Federal Clean Air Act including, without limitation, the Clean Air Act Amendments of 1990; the Federal Water Pollution Control Act; the Hazardous Materials Transportation Act; the Federal Toxic Substances Control Act; the Federal Resource Conservation and Recovery Act of 1976; the National Environmental Policy Act; the Federal Comprehensive Environmental Responsibility, Cleanup and Liability Act of 1980 (“CERCLA”), all amendments to any of the foregoing statutes, and all regulations promulgated by any federal or state agencies, including the Environmental Protection Agency, regulations of the Nuclear Regulatory Agency, and regulations of any state department of natural resources or state environmental protection agency previously, now or at any time hereafter in effect.

“Equity Financing” shall mean one or more private placement offerings exempt from registration under the Securities Act or other capital raising transactions approved by the Adamis Board of Directors.

“ERISA” shall have the meaning as set forth in Section 2.13(a).

“ERISA Affiliate” shall have the meaning as set forth in Section 2.13(a).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning as set forth in Section 1.10.

“Exchange Shares ” shall have the meaning as set forth in Section 1.10(b).

“Exchange Ratio” shall have the meaning set forth in Section 1.7.

“Facilities” shall mean any real property, leaseholds, or other interests currently or formerly owned or operated by a Party and any buildings, plants, structures, or equipment (including motor vehicles, tank cars, and rolling stock) currently or formerly owned or operated by any Party.

“FDA” shall mean the U.S. Food and Drug Administration.

“FDCA” shall mean the Federal Food, Drug and Cosmetic Act and the regulations thereunder.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, grant, funding arrangement, permission, variance, clearance, registration, qualification, approval or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any applicable Legal Requirement; or (b) right under any Contract with any Governmental Entity.

            “Governmental Entity” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority).

“HazardousMaterials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law Requirement, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” shall mean all domestic and foreign intellectual property and proprietary rights, including but not limited to all (i) inventions (whether or not patentable and whether or not reduced to practice), all improvements thereto, and all patents and patent applications, (ii) trademarks, service marks, trade names, domain names, trade dress, logos, corporate names and brand names, together will all goodwill associated therewith, and all applications and registrations in connection therewith, (iii) all works of authorship (whether or not published), copyrights and designs, and all applications and registrations in connection therewith, (iv) source code and object code versions of computer software (including data and related documentation) and website content, and (v) trade secrets and confidential business information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, technical data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information, including all membership lists and databases and related information and profiles).

 “IRS” shall mean the United States Internal Revenue Service.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other law, statute, constitution, ordinance, code, rule, or regulation issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Material Adverse Effect” shall mean any fact, change, event, factor, condition, circumstance, development or effect that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of a Party and its Subsidiaries (including, following the Merger, the Surviving Corporation and its Subsidiaries), taken as a whole, other than to the extent such effects are due to: (a) the announcement of the transactions contemplated by this Agreement; (b) economic factors affecting the national, regional or world economy; (c) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (d) factors generally affecting the industry or market in which a Party operates; (e) changes in law, rules or regulations applicable to a Party or its Subsidiaries; (f) changes in GAAP or the interpretation thereof, in each case to the extent required by GAAP; (g) the Reverse Stock Split; (h) any change in the stock price or trading volume of Cellegy Common Stock (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect if such facts and circumstances are not otherwise excluded by clauses (a) – (g) of this definition); or (i) any failure of Adamis to obtain additional financing or commitments for additional financing before the closing date.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Material Contract” shall mean any agreement, instrument or document now in effect (including any amendment to any of the foregoing):

(i)            with any director, officer or affiliate of Adamis or Cellegy, as the case may be;

(ii)            evidencing, governing or relating to indebtedness for borrowed money or which provides for the imposition of any lien on any of its assets;

(iii)            that involves expenditures or receipts in excess of $50,000;

(iv)            that in any material way purports to restrict the business activity of a party or any of its affiliates or to limit the freedom of a party or any of its affiliates to engage in any line of business or to compete with any Person or in any geographic area or to hire or retain any Person;

(v)            relating to the employment of, or the performance of services by, any employee or consultant; or pursuant to which a party is or may become obligated to make any severance, termination or similar payment to any employee or director; or pursuant to which a party is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) to any employee or director;

(vii)            (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities of a party, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities of a Party, or (C) providing a Person with any right of first refusal with respect to, or right to repurchase or redeem, any securities, except for Contracts pursuant to Cellegy Stock Option Plan, the Adamis Stock Option Plan and Contracts between Adamis and any Person that provide a right of first refusal, right of repurchase or cancellation or similar right in favor of Adamis;

(viii)                       incorporating or relating to any guaranty or any indemnity or similar obligation;

(ix)            relating to any currency hedging;

(x)            (A) imposing any confidentiality obligation on a party (other than under agreements entered into in the Ordinary Course of Business that are not material to the Party), or (B) containing "standstill" provisions;

(xi)            (A) to which any Governmental Entity is a party or under which any Governmental Entity has any rights or obligations, or (B) directly or indirectly benefiting any Governmental Entity (including any subcontract or other Contract between Adamis and any contractor or subcontractor to any Governmental Entity), or (C) relating to any funding, grant or similar agreement, proposal or commitment relating to product of the party; and

(xii)            that if terminated or breached would reasonably be expected to have a Material Adverse Effect on the Party or on any of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

“Notice of Superior Proposal” shall have the meaning set forth in Section 4.5.

 “Ordinary Course of Business” shall mean, in the case of each of Adamis and Cellegy, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Original Cellegy Securityholders” shall mean Persons who were holders of Cellegy Common Stock, Cellegy Preferred Stock or Cellegy Convertible Securities immediately before the Effective Time.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Party” or “Parties” shall mean Adamis, Merger Sub and Cellegy.

“Person” shall mean any individual, Entity or Governmental Entity.

“Post-Effective Cellegy Shareholder Shares” shall be (i) 2,500,000, plus (ii) Cellegy Net Working Capital divided by 0.50.

“Pre-Closing Period” shall have the meaning as set forth in Section 4.1.

 “Pre-Effective Cellegy Shares” shall be the sum of all shares of Cellegy Common Stock prior to the Effective Date that are: (a) issued and outstanding and (b) issuable upon conversion of any preferred stock of Cellegy.

“Product Licensee” shall have the meaning as set forth in Section 3.20(c).

“Proposals” shall have the meaning set forth in Section 5.3(b).

“Proxy Statement” shall mean the Proxy Statement to be filed with the SEC by Cellegy in connection with the Merger, as said statement may be amended, and mailed to The Cellegy stockholders in connection with Cellegy Stockholder Meeting.

“PTO” shall have the meaning as set forth in Section 5.16.

“Registration Statement” shall mean the registration statement on Form S-4 (the “S-4”) to be filed with the SEC by Cellegy, together with all amendment and supplements thereto and including the exhibits thereto.

“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Required Cellegy Stockholder Vote” shall mean the vote of the Cellegy stockholders that is required under the DGCL or other applicable law to approve the Proposals.

“Required Adamis Stockholder Vote” shall mean the vote or written consent of the Adamis Stockholders that is required under applicable law to approve the Merger and the transactions contemplated by this Agreement.

“Reverse Stock Split” shall have the meaning set forth in Section 1.5(a)(i).

“Reverse Stock Split Ratio” shall be equal to the Pre-Effective Cellegy Shares divided by the Post-Effective Cellegy Shareholder Shares.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Subsidiary” An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Proposal” means an Acquisition Proposal that the board of directors of a Party determines, in its reasonable judgment, to be more favorable to such Party’s stockholders than the terms of the transactions contemplated by this Agreement.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Tax” shall have the meaning set forth in Section 2.12.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

 “Treasury Regulations” shall mean the official interpretations of the Code promulgated by the United States Department of the Treasury.

“Voting Agreement” shall have the meaning set forth in the Recitals.

EXHIBIT 2

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Voting Agreement”) is made and entered into as of February 12, 2008, by and between the undersigned stockholder (the “Stockholder”) of Cellegy Pharmaceuticals, Inc., a Delaware corporation (“Cellegy”), and Adamis Pharmaceuticals Corporation, a Delaware corporation (“Adamis”).

RECITALS

A.            Adamis and Cellegy have entered an Agreement and Plan of Reorganization of even date herewith (the “Merger Agreement”), which provides for the merger of a newly-created and wholly-owned subsidiary of Cellegy with and into Adamis, with Adamis as the surviving corporation (the “Merger”).  Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Merger Agreement.

B.            Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of the outstanding capital stock of Cellegy, and shares subject to outstanding options and warrants, as are indicated on Exhibit A to this Voting Agreement.

C.            In consideration of the execution of the Merger Agreement by Adamis and to induce Adamis to enter into the Merger Agreement, Stockholder (in his or her capacity as such) agrees to vote the Shares (as defined below) and other such shares of capital stock of Cellegy over which Stockholder has voting power so as to facilitate consummation of the Merger.

AGREEMENT

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Certain Definitions.  Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.  For purposes of this Voting Agreement:

(a) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, or (ii) such date and time as the Merger has been consummated in accordance with the terms of the Merger Agreement.

(b) Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

(c) “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

(d) “Shares” shall mean: (i) all securities of Cellegy (including all shares of Cellegy Common Stock, and all options, warrants and other rights to acquire shares of Cellegy Common Stock) Owned by Stockholder as of the date of this Voting Agreement; and (ii) all additional securities of Cellegy (including all additional shares of Cellegy Common Stock  and all additional options, warrants and other rights to acquire shares of Cellegy Common Stock) of which Stockholder acquires Ownership during the period from the date of this Voting Agreement through the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).

1

(e) “Transfer”.  A Person shall be deemed to have effected a “Transfer” of a security if such person directly or indirectly: (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers or disposes of such security or any interest in such security; (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of or disposition of such security or any interest therein; or (iii) reduces such Person’s beneficial ownership of, interest in or risk relating to such security.

2. Transfer of Shares.

(a) Transfer Restrictions.  Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall not cause or permit any Transfer of any of the Shares to be effected; provided that, notwithstanding the foregoing, Stockholder shall not be restricted from effecting a Transfer of any Shares to any member of Stockholder’s immediate family or to a trust for the benefit of Stockholder and/or any member of Stockholder’s immediate family provided that (A) each such transferee shall have (i) executed a counterpart of this Agreement and a proxy in the form attached hereto as Exhibit A (with such modifications as Adamis may reasonably request) and (ii) agreed in writing to hold such Shares, or such interest therein, subject to all of the terms and conditions set forth in this Agreement, and (B) the aggregate number of shares (whether outstanding or underlying outstanding options and warrants) that may be so Transferred by Stockholder may not exceed one percent (1%) of Cellegy’s outstanding Common Stock as of the date hereof.  For purposes of this Agreement, “immediate family” means Stockholder’s spouse, parents, siblings, children or grandchildren.

(b) Transfer of Voting Rights.  Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Stockholder under this Voting Agreement with respect to any of the Shares.

3. Agreement to Vote Shares.  At every meeting of the stockholders of Cellegy called, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Cellegy, Stockholder (in his or her capacity as such) shall, or shall cause the holder of record on any applicable record date to, vote the Shares:

(a) in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement (including, without limitation, the Cellegy Charter Amendment, the Cellegy Name Change Amendment and the Plan Amendment) and the Proxy and any action required in furtherance thereof;

(b) in favor of any matter that could reasonably be expected to facilitate the Merger;

2

(c) against approval of any proposal made in opposition to, or in competition or inconsistent with, consummation of the Merger or the transactions contemplated by the Merger Agreement (including, without limitation, any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Cellegy in the Merger Agreement); and

(d) in favor of waiving any notice that may have been or may be required relating to any reorganization of Cellegy or any subsidiary of Cellegy, any reclassification or recapitalization of the capital stock of Cellegy or any subsidiary of Cellegy, or any sale of assets, change of control, or acquisition of Cellegy or any subsidiary of Cellegy by any other person, or any consolidation or Merger of Cellegy or any subsidiary of Cellegy with or into any other person.

Stockholder further agrees that if a meeting is held Stockholder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.  Before the Expiration Date, the Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4. Agreement Not to Exercise Appraisal Rights.  Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise any rights to demand appraisal of any Shares which may arise with respect to the Merger or any related transaction.

5. Directors and Officers.  Notwithstanding any provision of this Voting Agreement to the contrary, nothing in this Voting Agreement shall limit or restrict Stockholder from acting in Stockholder’s capacity as a director or officer of Cellegy (it being understood that this Voting Agreement shall apply to Stockholder solely in Stockholder’s capacity as a stockholder of Cellegy) or voting in Stockholder’s sole discretion on any matter other than those matters referred to in Section 3.

6. Irrevocable Proxy.  Concurrently with the execution of this Voting Agreement, (a) Stockholder agrees to deliver to Adamis a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares, and (b) Stockholder shall cause to be delivered to Adamis an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any Shares that are owned beneficially (within the meaning of Rule 13d-3 under the Exchange Act), but not of record, by Stockholder.  Stockholder shall, at his, her or its own expense, perform such further acts and execute such further promises and other documents and instruments as may reasonably be required to vest in Adamis the power to carry out and give effect to the provisions of this Voting Agreement.

7. No Ownership Interest. Nothing contained in this Voting Agreement shall be deemed to vest in Adamis any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and Adamis shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Cellegy by virtue of this Voting Agreement or exercise any power or authority to direct Stockholder in the voting of any of the Shares, except as otherwise provided herein.

3

8. No Solicitation.  Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall comply with the provisions of Section 4.5 of the Merger Agreement.

9. Representations and Warranties of the Stockholder.

(a) Power; Binding Agreement.  Stockholder has full power, authority and capacity to execute and deliver this Voting Agreement and the Proxy, to perform Stockholder's obligations hereunder and to consummate the transactions contemplated hereby and thereby. If Stockholder is a corporation or other entity, the execution, delivery and performance by Stockholder of this Voting Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by Stockholder and no other actions or proceedings on the part of Stockholder are necessary to authorize the execution and delivery by it of this Voting Agreement and the consummation by it of the transactions contemplated hereby. This Voting Agreement and the Proxy have been duly executed and delivered by Stockholder, and constitute valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms.

(b) No Conflicts. Except for filings under the Exchange Act, no filing with, and no permit, authorization, consent, or approval of, any state or federal public body or authority (“Governmental Entity”) is necessary for the execution of this Voting Agreement and Proxy by Stockholder and the consummation by Stockholder of the transactions contemplated by this Voting Agreement and Proxy.  None of the execution and delivery of this Voting Agreement or Proxy by Stockholder, the consummation by Stockholder of the transactions contemplated by this Voting Agreement and Proxy or compliance by Stockholder with any of the provisions of this Voting Agreement and Proxy shall (i) if Stockholder is a corporation or other entity, conflict with or result in any breach of any organizational documents applicable to Stockholder, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which Stockholder is a party or by which Stockholder or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to Stockholder or any of Stockholder's properties or assets.

(c) Ownership of Shares.  Stockholder (i) is the beneficial owner of the shares of Cellegy Common Stock and the options and warrants to purchase shares of Cellegy Common Stock  indicated on Exhibit A hereto, which are free and clear of any liens, adverse claims, charges, security interests, pledges or options, proxies, voting trusts or agreements, understandings or agreements, or any other rights or encumbrances whatsoever (“Encumbrances”) (except any Encumbrances arising under securities laws or arising hereunder); and (ii) does not beneficially own any securities of Cellegy other than the shares of Cellegy Common Stock and options and warrants to purchase shares of Cellegy Common Stock  indicated on Exhibit A hereto.

(d) Voting Power.  Stockholder has or will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Voting Agreement and Proxy, in each case with respect to all of Stockholder's Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Voting Agreement and Proxy.

4

(e) No Finder’s Fees.  No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated by this Voting Agreement and Proxy based upon arrangements made by or on behalf of Stockholder.

(f) Reliance by Adamis. Stockholder understands and acknowledges that Adamis is entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Voting Agreement and Proxy.

10. Certain Restrictions.  Prior to the termination of this Voting Agreement, Stockholder agrees not to, directly or indirectly, take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect.

11. Disclosure. Stockholder agrees to permit Adamis and Cellegy to publish and disclose in all documents and schedules filed with the Securities and Exchange Commission or any applicable state authority or agency, and any press release or other disclosure document that Adamis or Cellegy, in their sole discretion, determine to be necessary or desirable in connection with the Merger and any transactions related to the Merger, Stockholder's identity and ownership of Shares and the nature of Stockholder's commitments, arrangements and understandings under this Voting Agreement and Proxy.

12. Consents and Waivers.  Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which the Stockholder is a party or pursuant to any rights the Stockholder may have.

13. Legending of Shares.  If so requested by Adamis, Stockholder agrees that the Shares shall bear a legend stating that they are subject to this Voting Agreement and to an irrevocable proxy.

14. Termination.  This Voting Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.  Nothing in this Section 14 shall relieve or otherwise limit any party of liability for breach of this Voting Agreement.

15. Miscellaneous.

(a) Validity.  The invalidity or unenforceability of any provision of this Voting Agreement will not affect the validity or enforceability of the other provisions of this Voting Agreement, which will remain in full force and effect.  In the event any governmental entity of competent jurisdiction holds any provision of this Voting Agreement to be null, void or unenforceable, the parties hereto will negotiate in good faith and will execute and deliver an amendment to this Voting Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

(b) Binding Effect and Assignment.  This Voting Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, neither this Voting Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

5

(c) Amendments; Waiver.  This Voting Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

(d) Specific Performance; Injunctive Relief.  The parties hereto acknowledge that Adamis shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein or in the Proxy.  Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or agreement contained in this Agreement or in the Proxy, Adamis shall be entitled, in addition to any other remedies that may be available to Adamis upon any such breach or threatened breach, Adamis shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Adamis at law or in equity.  Stockholder further agrees that Adamis shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 15(d), and Stockholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(e) Non-Exclusivity.  The rights and remedies of Adamis under this Voting Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).  Without limiting the generality of the foregoing, the rights and remedies of Adamis under this Agreement, and the obligations and liabilities of Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations.

(f) Notices.  All notices and other communications pursuant to this Voting Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

If to Adamis:                                 Adamis Pharmaceuticals Corporation
2658 Del Mar Heights Road, #555
Del Mar, CA 92014.
Attention: President
Telephone:  (858) 401-3984

with a copy to:
Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121
Attention:  Patrick Loofbourrow, Esq.
Telephone No.:  (858) 550-6000
Facsimile No.:  (858) 550-6420
Email: loof@cooley.com

6

If to Stockholder:   To the address for notice set forth on the signature
                          page hereof.

(g) No Waiver.  The failure or delay of any party to exercise any right, power or remedy provided under this Voting Agreement or otherwise available in respect of this Voting Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Voting Agreement, and any custom or practice of the parties at variance with the terms of this Voting Agreement, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.  Adamis shall not be deemed to have waived any claim available to it arising out of this Voting Agreement, or any power, right, privilege or remedy of Adamis under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Adamis; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(h) No Third Party Beneficiaries.  This Voting Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(i) Governing Law.  This Voting Agreement and the Proxy shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.

(j) Submission to Jurisdiction.  All actions and proceedings arising out of or relating to this Voting Agreement or Proxy shall be heard and determined exclusively in any California state or federal court sitting in San Diego, California.  The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court located in San Diego, California, for the purpose of any action arising out of or relating to this Voting Agreement  or Proxy brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Voting Agreement, the Proxy or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.  STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS VOTING AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS VOTING AGREEMENT OR THE PROXY.

(k) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Voting Agreement and Proxy and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(l) Entire Agreement.  This Voting Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

(m) Severability. If any term or other provision of this Voting Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Voting Agreement shall nevertheless remain in full force and effect.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closes to expressing the intention of the invalid or unenforceable term or provision, and this Voting Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

7

(n) Interpretation.

(i) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

(ii) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

(o) Attorneys’ Fees.  If any legal action or other legal proceeding relating to this Voting Agreement or the enforcement of any provision of this Voting Agreement is brought against Stockholder, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

(p) Expenses.  All costs and expenses incurred in connection with this Voting Agreement, the Proxy and the transactions contemplated hereby and thereby shall be paid by the party incurring such costs and expenses.

(q) Further Assurances.  From time to time, at any other party's request and without further consideration, Stockholder shall (at Stockholder’s sole expense) execute and deliver any additional documents and take any further lawful action as may be necessary or desirable, in the reasonable opinion of Adamis, to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Voting Agreement and to carry out the intent of this Voting Agreement.

(r) Counterparts.  This Voting Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

8

IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the day and year first above written.

ADAMIS PHARMACEUTICALS
CORPORATION                                                                                       STOCKHOLDER

       SJ Strategic Investments, LLC

By:   /s/ Dennis J. Carlo                                                                             By: /s/ Gregory J. Tebeau
 Signature of Authorized Signatory

Name:  Dennis J. Carlo                                                                               Name: Gregory J. Tebeau
Title: President/CEO                                                                                  Title: CFO

Address:                                                                                                       Address:

2658 Del Mar Heights Road #555                                                             340 Martin Luther King Jr. Blvd.
Del Mar, CA 92014                                                                                      Bristol, TN 37620

[Signature Page to Voting Agreement]

9

EXHIBIT A

SHARES BENEFICIALLY OWNED

7,053,993 shares of Cellegy Common Stock
                                                                                    0 shares of Cellegy Common Stock issuable upon
                                                                                                                exercise of outstanding options

                                                                                    290,000 shares of Cellegy Common Stock
                                                                                                                issuable upon exercise of outstanding warrants

10

IRREVOCABLE PROXY

The undersigned stockholder ( “Stockholder”) of Cellegy Pharmaceuticals, Inc., a Delaware corporation (“Cellegy”), hereby irrevocably (to the fullest extent permitted by law) appoints Dennis J. Carlo and Rand Mulford of Adamis Pharmaceuticals Corporation, a Delaware corporation (“Adamis”) and Adamis, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Cellegy that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Cellegy issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”), in accordance with the terms of this Proxy until the Expiration Date (as defined below). Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Proxy until after the Expiration Date (as defined in that certain Voting Agreement of even date herewith by and among Adamis and the undersigned stockholder (the “Voting Agreement”)).

This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to the Voting Agreement, and is granted in consideration of Adamis entering into that certain Agreement and Plan of Reorganization of even date herewith (the “Merger Agreement”), by and among Adamis, Cellegy and Cellegy Holdings, Inc., a wholly-owned subsidiary of Cellegy.  The Merger Agreement provides for the acquisition by Adamis of Cellegy by means of the merger of a wholly-owned subsidiary of Cellegy with and into Adamis, with Adamis as the surviving corporation (the “Merger”).

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of Cellegy and in every written consent in lieu of such meeting (i) in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement  (including, without limitation, the Cellegy Charter Amendment, the Cellegy Name Change Amendment and the Plan Amendment) and the Proxy and any action required in furtherance thereof; (ii) in favor of any matter that could reasonably be expected to facilitate the Merger; (iii) against approval of any proposal made in opposition to, or in competition or inconsistent with, the consummation of the Merger or the transactions contemplated by the Merger Agreement (including, without limitation, any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Cellegy in the Merger Agreement); and (iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of Cellegy or any subsidiary of Cellegy, any reclassification or recapitalization of the capital stock of Cellegy or any subsidiary of Cellegy, or any sale of assets, change of control, or acquisition of Cellegy or any subsidiary of Cellegy by any other person, or any consolidation or Merger of Cellegy or any subsidiary of Cellegy with or into any other person.

11

The attorneys and proxies named above may not exercise this Proxy on any other matter.  The undersigned stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the undersigned (including any transferee of the Shares).

If any term or other provision of this Proxy is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Proxy shall nevertheless remain in full force and effect.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closes to expressing the intention of the invalid or unenforceable term or provision, and this Proxy shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall negotiate in good faith to modify this Proxy so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

[Signature Page to Follow]

12

This Proxy is irrevocable (to the fullest extent permitted by law).  This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: February 12, 2008

                Signature of Stockholder: /s/ Gregory J. Tebeau

                Print Name of Stockholder: SJ Strategic Investments LLC

[Signature Page to Irrevocable Proxy]

13